Exhibit F

AGREEMENT AND PLAN OF MERGER

among

BITFARMS LTD.,

BACKBONE MINING SOLUTIONS LLC,

HPC & AI MEGACORP, INC.

and

STRONGHOLD DIGITAL MINING, INC.

Dated as of August 21, 2024

i

4.17	Material Contracts	26
4.18	Bitcoin Miners	28
4.19	Regulatory Status	28
4.20	Insurance	29
4.21	Opinion of Financial Advisor	29
4.22	Brokers	29
4.23	Takeover Laws	29
4.24	Anti-Corruption	30
4.25	Export Controls and Economic Sanctions	30
4.26	No Additional Representations	30

	Article V
	REPRESENTATIONS AND WARRANTIES OF PARENT, BMS AND MERGER SUB

5.1	Organization, Standing and Power	31
5.2	Capital Structure	32
5.3	Authority; No Violations; Consents and Approvals	32
5.4	Consents	33
5.5	Disclosure Documents; Financial Statements	34
5.6	Absence of Certain Changes or Events	34
5.7	No Undisclosed Material Liabilities	35
5.8	Information Supplied	35
5.9	Parent Permits; Compliance with Applicable Law	35
5.10	Litigation	36
5.11	Real Property	36
5.12	Environmental Matters	36
5.13	Material Contracts	37
5.14	Valid Issuance	37
5.15	No Vote/Approval Required	37
5.16	Ownership of Company Common Stock	37
5.17	Business Conduct	37
5.18	Bitcoin Miners	37
5.19	Opinion of Financial Advisor	38
5.20	Brokers	38
5.21	Anti-Corruption	38
5.22	Export Controls and Economic Sanctions	38
5.23	No Additional Representations	38

	Article VI
	COVENANTS AND AGREEMENTS

6.1	Conduct of Company Business Pending the Merger	39
6.2	Conduct of Parent Business Pending the Merger	43
6.3	No Solicitation	45
6.4	Preparation of Registration Statement and Proxy Statement/Prospectus.	48
6.5	Stockholders Meeting	48
6.6	Access to Information	49

ii

6.7	HSR and Other Approvals	50
6.8	Employee Matters	52
6.9	Indemnification; Directors’ and Officers’ Insurance	54
6.10	Agreement to Defend; Stockholder Litigation	55
6.11	Public Announcements	55
6.12	Tax Matters	55
6.13	Reasonable Best Efforts; Notification	55
6.14	Section 16 Matters	56
6.15	Takeover Laws	56
6.16	Stock Exchange Listing	56
6.17	Obligations of Merger Sub	56
6.18	Treatment of Company Indebtedness	57

	Article VII
	CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Consummate the Merger	58
7.2	Additional Conditions to Obligations of Parent, BMS and Merger Sub	58
7.3	Additional Conditions to Obligations of the Company	59
7.4	Frustration of Closing Conditions	60

	Article VIII
	TERMINATION

8.1	Termination	60
8.2	Notice of Termination; Effect of Termination	62
8.3	Expenses and Other Payments	62

	Article IX
	GENERAL PROVISIONS

9.1	Schedule Definitions	64
9.2	Survival	64
9.3	Notices	64
9.4	Rules of Construction	65
9.5	Counterparts	66
9.6	Entire Agreement; No Third Party Beneficiaries	66
9.7	Governing Law; Venue; Waiver of Jury Trial	66
9.8	Severability	67
9.9	Assignment	67
9.10	Affiliate Liability	67
9.11	Specific Performance	68
9.12	Amendment	68
9.13	Extension; Waiver	68
9.14	Non-Recourse	68

Annex A	Certain Definitions

Annex B	Form of Certificate of Merger

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 21, 2024 (this “Agreement”), among Bitfarms Ltd., a corporation organized under the Business Corporations Act (Ontario) (“Parent”), Backbone Mining Solutions LLC, a Delaware limited liability company and a wholly owned, indirect Subsidiary of Parent (“BMS”), HPC & AI Megacorp, Inc., a Delaware corporation and a wholly owned, direct Subsidiary of BMS (“Merger Sub”), and Stronghold Digital Mining, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company, with the Company surviving the merger as a wholly owned, indirect Subsidiary of Parent (the “Merger”), are in the best interests of the holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the board of directors of each of Parent, BMS and Merger Sub have approved this Agreement and declared it advisable for Parent, BMS and Merger Sub, respectively, to enter into this Agreement and to consummate the transactions contemplated thereby, including the Merger and the issuance of common shares in the capital of Parent (“Parent Common Shares”) in connection therewith;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company have entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which, among other things, such stockholders have agreed to vote their shares of Company Common Stock in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, holders of outstanding Company Preferred Stock have entered into a conversion agreement (the “Conversion Agreement”) with Parent and the Company, pursuant to which, among other things, such holders have consented to the Merger and submitted a notice to the Company to effect an optional conversion of their Company Preferred Stock into Company Class A Common Stock, conditioned upon and immediately prior to the Effective Time, in accordance with the Company Series C CoD;

WHEREAS, concurrently with the execution of this Agreement, the Company and the TRA Holders (as defined in the Tax Receivable Agreement) have entered into that certain TRA Waiver and Termination Agreement (the “TRA Waiver”), which provides for, among other things, the waiver of the TRA Holders’ rights to receive any further payments under the Tax Receivable Agreement, including pursuant to Section 4.2 thereof, as a result of the transactions contemplated hereby, to be effective at, and contingent upon, the Closing; and

WHEREAS, for U.S. federal income tax purposes, each of the Parties intends that the Merger will be treated as a taxable exchange described in Section 1001 of the Code by the Company’s stockholders of Company Common Stock for Parent Common Shares.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, BMS, Merger Sub and the Company agree as follows:

Article I
CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Anti-Corruption Laws	4.24
Antitrust Authority	6.7(b)
Antitrust Laws	6.7(b)
Book-Entry Shares	3.3(b)(i)(B)
Cap Amount	6.9(b)
Certificate of Merger	2.4(b)
Certificates	3.3(b)(i)(A)
Closing	2.4(a)
Closing Date	2.4(a)
Company	Preamble
Company 401(k) Plan	6.8(f)
Company Affiliate	9.10
Company Balance Sheet Date	4.6(a)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)(iii)
Company Change of Recommendation	6.3(d)
Company Contracts	4.17
Company Disclosure Letter	Article IV
Company Easement Real Property	4.14(a)
Company Employee	6.8(a)
Company Intellectual Property	4.15(a)
Company Leased Real Property	4.14(a)
Company Miners	4.18
Company Owned Real Property	4.14(a)
Company Permits	4.9(a)

Definition	Section
Company Plans	4.10(a)
Company Preferred Stock	4.2(a)(iii)
Company Real Property	4.14(e)
Company Real Property Easements	4.14(a)
Company Real Property Leases	4.14(a)
Company SEC Documents	4.5(a)
Company Stockholders Meeting	4.4(b)(i)
Competition Law Notifications	6.7(b)
Confidentiality Agreement	6.6(b)
Conversion	2.3
Conversion Agreement	Recitals
Creditors’ Rights	4.3(a)
D&O Insurance	6.9(b)
DGCL	2.1
Divestiture Action	6.7(c)
e-mail	9.3(c)
Effective Time	2.4(b)
Eligible Shares	3.1(a)(ii)(A)
End Date	8.1(b)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)(ii)
Exchange Ratio	3.1(a)(ii)(A)
Exchanges	2.2(a)
Excluded Shares	3.1(a)(v)
Export Control and Economic Sanctions Laws	4.25
FCPA	4.24
Fractional Share Consideration	3.3(g)
GAAP	4.5(b)
HSR Act	4.4(a)
Indemnified Liabilities	6.9(a)
Indemnified Persons	6.9(a)
Interim Period	6.1(a)
Letter of Transmittal	3.3(b)(i)(B)
Material Company Insurance Policies	4.20
MBR Authority	4.19
Measurement Date	4.2(a)
Merger	Recitals
Merger Sub	Preamble
New Parent Option	3.2(a)(ii)
New Parent Warrant	3.2(b)
Parent	Preamble
Parent Affiliate	9.10
Parent Balance Sheet Date	5.6(a)
Parent Common Shares	Recitals
Parent Contracts	5.13

Definition	Section
Parent Disclosure Documents	5.5(a)
Parent Disclosure Letter	Article V
Parent Financial Statements	5.5(b)
Parent Material Leased Real Property	5.11
Parent Material Real Property Lease	5.11
Parent Miners	5.18
Parent Owned Real Property	5.11
Parent Permits	5.9
Parent Preferred Shares	5.2(a)(ii)
Parent Share Capital	5.2(a)(ii)
Payoff Letter	6.18
Per Share Merger Consideration	3.1(a)(ii)(A)
Proxy Statement/Prospectus	4.4(b)(i)
PURPA Requirements	4.19
Reactive Power Filing	6.7(d)
Reactive Power Tariff	4.19
Registration Statement	4.8(a)
Sanctioned Country	4.25
Surviving Corporation	2.1
Tail Period	6.9(b)
Tax Receivable Agreement	4.12(j)
Terminable Breach	8.1(b)(iii)
TRA Waiver	Recitals
Voting Agreements	Recitals

Article II
THE MERGER; THE EXCHANGES

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).

2.2 The Exchanges.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (and the Closing Date shall constitute the “Change of Control Exchange Date” as defined in the Company Holdco LLC Agreement), immediately prior to and conditioned upon the Effective Time, the Company shall require each member of Company Holdco (other than the Company and its wholly owned Subsidiaries) to effect an exchange of all outstanding Company Holdco Units held by such member together with the surrender for cancellation of a corresponding number of shares of Company Class V Common Stock, for shares of Company Class A Common Stock in accordance with Section 3.6(q) of the Company Holdco LLC Agreement (the “Exchanges”).

(b) The Company shall, and shall cause Company Holdco LLC to, take such other actions as are necessary or desirable to permit and effect the Exchanges and otherwise give effect to the treatment of the Company Holdco Units contemplated by this Section 2.2 at the Closing and immediately prior to the Effective Time. No later than the fifth Business Day following the date hereof, the Company shall cause Company Holdco LLC to deliver a written notice of a PubCo Approved Change of Control (as defined in the Company Holdco LLC Agreement), to members of Company Holdco in accordance with Section 3.6 of the Company Holdco LLC Agreement. For the avoidance of doubt, the Exchanges shall not be effective if the Merger is not consummated in accordance with the terms hereof.

2.3 The Conversion. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, immediately prior to and conditioned upon the Effective Time, each share of Company Preferred Stock issued and outstanding as of such time shall, pursuant to the Conversion Agreement, convert into 250 shares of Company Class A Common Stock (the “Conversion”). All of the shares of Company Preferred Stock converted into shares of Company Class A Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such shares of Company Preferred Stock.

2.4 Closing.

(a) The closing of the Exchanges, the Conversion and the Merger (the “Closing”) shall take place at 9:00 a.m., New York, New York time, on a date that is three (3) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) remotely via electronic exchange of documents, or in such other manner or at such location as may be agreed upon between Parent and the Company. For purposes of this Agreement the “Closing Date” shall mean the date on which the Closing occurs.

(b) As soon as practicable on the Closing Date after the Closing, a certificate of merger in the form attached hereto as Annex B (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.5 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.6 Organizational Documents of the Surviving Corporation. At the Effective Time, (i) the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended in its entirety to read as Exhibit A to the Certificate of Merger, and (ii) the bylaws of the Company in effect immediately prior to the Effective Time shall be amended in its entirety to read as the bylaws of the Surviving Corporation, in each case, until thereafter amended, subject to Section 6.9(a), in accordance with their respective terms and applicable Law.

2.7 Directors and Officers. From and after the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

Article III
EFFECT OF THE MERGER ON THE CAPITAL STOCK AND RELATED SECURITIES OF THE COMPANY AND MERGER SUB;
EXCHANGE OF SHARES

3.1 Effect of the Merger on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of their securities:

(i) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding share of common stock of the Surviving Corporation immediately following the Effective Time.

(ii) Company Class A Common Stock.

(A) Subject to the other provisions of this Article III, each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, each share of Company Class A Common Stock issued in the Exchanges and the Conversion and excluding any Excluded Shares) (such shares of Company Common Stock, the “Eligible Shares”) shall be converted into the right to receive 2.520 (the “Exchange Ratio”) fully paid and nonassessable Parent Common Shares, subject to Section 3.3(g) with respect to fractional shares (the “Per Share Merger Consideration”).

(B) All such shares of Company Class A Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a share of Company Class A Common Stock that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration.

(iii) Company Class V Common Stock and Company Holdco Units.

(A) As of the Effective Time, each share of Company Class V Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no payment shall be made with respect thereto, and the holders thereof shall cease to have any rights with respect thereto.

(B) Each issued and outstanding Company Holdco Unit as of the Effective Time (and after giving effect to the Exchanges) shall be unaffected by the Merger and shall be unchanged and remain outstanding, and no consideration shall be delivered in respect thereof.

(iv) Company Preferred Stock. As of the Effective Time, each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (and after giving effect to the Conversion) shall be automatically cancelled and shall cease to exist and no payment shall be made with respect thereto, and the holders thereof shall cease to have any rights with respect thereto.

(v) Excluded Shares. All shares of Company Capital Stock held by the Company as treasury shares or by Parent or Merger Sub or by any wholly owned Subsidiary of Parent or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.

(b) Impact of Stock Splits, Etc. In the event of any change in the number of shares of Company Common Stock, Company Holdco Units, Company Series C Preferred Stock, Parent Common Shares, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock, Company Holdco Units, Company Series C Preferred Stock or Parent Common Shares (including any successor securities of Parent Common Shares), issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Per Share Merger Consideration to be paid for each Eligible Share shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Per Share Merger Consideration, subject to further adjustment in accordance with this Section 3.1(b); provided that, for the avoidance of doubt, no adjustment shall be made for the issuance of Company Class A Common Stock upon the Exchanges in accordance with Section 2.2 or otherwise prior to the Effective Time in accordance with the terms of the Company Holdco LLC Agreement.

3.2 Treatment of Equity Compensation Awards; Company Warrants.

(a) Equity Compensation Awards.

(i) Company RSUs. Each Company RSU (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of Parent, the Company or any holder thereof, immediately vest in full and any forfeiture restrictions applicable to such Company RSU shall lapse immediately and each Company RSU shall be treated as a share of Company Common Stock for all purposes of this Agreement, including the right to receive the Per Share Merger Consideration in accordance with the terms hereof (the “Company RSU Consideration”). Parent shall, or shall cause the Surviving Corporation to, deliver the Company RSU Consideration to each holder of Company RSUs, less any required withholding Taxes and without interest, within ten (10) Business Days following the Effective Time; provided, to the extent that any payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payment shall be made on the earliest date that payment would not trigger such Tax or penalty.

(ii) Company Options.

(A) At the Effective Time, each Company Option (whether vested or unvested) that is outstanding immediately prior to the Effective Time, other than each Company Option that is held by a former employee of, former non-employee director of, or former other service provider to, the Company or its Subsidiaries, in each case, as of immediately prior to the Effective Time (a “Former Employee Option”), shall, automatically and without any required action on the part of the holder thereof, be assumed by Parent and converted into and thereafter evidence an option to acquire Parent Common Shares (a “New Parent Option”). Each New Parent Option shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Option immediately prior to the Effective Time (including with respect to vesting conditions, expiration date, and exercise provisions), except that (i) each New Parent Option shall be exercisable for that number of Parent Common Shares (rounded, if necessary, to the nearest whole share) determined by multiplying the number of shares of Company Class A Common Stock subject to such Company Option as of immediately prior to the Effective Time by the Exchange Ratio and (ii) the per share exercise price for each Parent Common Share issuable upon exercise of the New Parent Option shall be (rounded, if necessary, up to the nearest whole cent) equal to the exercise price per share of Company Class A Common Stock under such Company Option divided by the Exchange Ratio; provided, however, that the adjustments provided in this Section 3.2(a)(ii)(A) with respect to any Company Options are intended to be effected in a manner that is consistent with Section 409A of the Code and the applicable regulations promulgated thereunder.

(B) At the Effective Time, each Former Employee Option (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive a number of Parent Common Shares equal to the product of (x) the number of shares of Company Class A Common Stock subject to such Former Employee Option as of immediately prior to the Effective Time and (y) (A) the excess, if any, of the Merger Consideration Value over the exercise price per share of Company Class A Common Stock applicable to such Former Employee Option, divided by (B) the Merger Consideration Value (the “Former Employee Option Consideration”). Parent shall, or shall cause the Surviving Corporation to, deliver the Former Employee Option Consideration to each holder of Former Employee Options, less any required withholding Taxes and without interest, within ten (10) Business Days following the Effective Time.

(iii) Prior to the Effective Time, the Company Board and/or the compensation committee of the Company Board shall take such action and adopt such resolutions as are required to (i) effectuate the treatment of the Company RSUs and Company Options pursuant to the terms of this Section 3.2, (ii) if requested by Parent in writing, cause the Company Equity Plans to terminate at or prior to the Effective Time and (iii) take all actions reasonably required to effectuate any provision of this Section 3.2, including to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of any equity awards of the Company, including any Company RSUs or Company Options.

(b) Company Warrants. At the Effective Time, and in accordance with the terms of each Company Warrant that is issued and outstanding immediately prior to the Effective Time, unless otherwise mutually agreed by the holder of any such Company Warrant and Parent, each Company Warrant shall cease to represent a right to acquire Company Class A Common Stock and shall be replaced with a warrant to acquire Parent Common Shares (a “New Parent Warrant”), with (i) the number of such Parent Common Shares equal to the product obtained by multiplying the number of shares of Company Class A Common Stock subject to such Company Warrant immediately prior to the Effective Time by the Exchange Ratio, and (ii) an exercise price for each such Parent Common Share equal to the quotient obtained by dividing the exercise price per share of Company Class A Common Stock under such Company Warrant by the Exchange Ratio.

3.3 Payment for Securities.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as exchange agent in connection with the Merger (the “Exchange Agent”). On the Closing Date and prior to the filing of the Certificate of Merger, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for payment in accordance with this Article III through the Exchange Agent, (i) evidence of Parent Common Shares issuable pursuant to Section 3.1 in book-entry form equal to the aggregate Per Share Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the Fractional Share Consideration (such evidence of book-entry Parent Common Shares and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Per Share Merger Consideration payable pursuant to Section 3.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. Parent or the Surviving Corporation shall pay all charges and expenses of the Exchange Agent, in connection with the exchange of Eligible Shares for the Per Share Merger Consideration pursuant to this Agreement. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund may become part of the Exchange Fund, and any cash amounts in excess of the cash amounts payable under this Article III may, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b) Payment Procedures.

(i) Certificates. As soon as reasonably practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time after giving effect to the Exchanges and the Conversion, of (A) an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”), or (B) shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), a customary letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Per Share Merger Consideration set forth in Section 3.1.

(ii) Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each share formerly represented by such Certificate or Book-Entry Shares and such Certificate or book-entry shall then be canceled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Per Share Merger Consideration payable in respect of the Certificates or Book-Entry Shares. If payment of the Per Share Merger Consideration is to be made to any Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall, subject to Section 3.4, be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration as contemplated by this Article III.

(c) Termination of Rights. All Per Share Merger Consideration paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Per Share Merger Consideration payable in respect of the Eligible Shares previously represented by such Certificates as provided in this Article III.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 365th day after the Closing Date shall be delivered to the Surviving Corporation, upon demand, and any former equity holders of the Company who have not theretofore received the Per Share Merger Consideration to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, Parent, BMS, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Per Share Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Per Share Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the amount of Per Share Merger Consideration payable in respect of the number of shares of Company Common Stock formerly represented by such Certificate pursuant to this Article III.

(g) Fractional Shares. No certificate or scrip representing fractional Parent Common Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Common Share (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash, without interest, in an amount equal to the product of (a) such fraction of a Parent Common Share multiplied by (b) the closing price per share of a Parent Common Share on the Business Day immediately prior to the Closing Date (the “Fractional Share Consideration”).

(h) Dividends or Distributions with Respect to Parent Share Capital. No dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent Common Shares issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case, until the surrender of such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share in accordance with this Agreement. Subject to applicable Law, following surrender of any such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Common Shares.

(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Company, BMS, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct or withhold from any payment made pursuant to this Agreement any amount required to be deducted or withheld under applicable Tax Law with respect to the making of such payment. To the extent any such amount is so deducted or withheld and paid over to the relevant Taxing Authority, such amount shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amount would have been paid absent such deduction or withholding. The Parties agree that no amount shall be deducted or withheld from the Per Share Merger Consideration pursuant to Section 1445 of the Code or the U.S. Treasury Regulations promulgated thereunder, or in connection with the Exchanges, pursuant to Section 1445 of the Code or Section 1446 of the Code and the Treasury Regulations promulgated thereunder with respect to any holder of Company Holdco Units that has delivered an IRS Form W-9 in accordance with Section 6.12, in each case, unless required by a change in Law after the date hereof.

3.4 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Class V Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL shall be treated in accordance with Section 262 of the DGCL. The Company shall serve prompt notice to Parent of any demands for appraisal of any shares of Company Class V Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands. For the avoidance of doubt, (a) no dissenters’ or appraisal rights shall be available with respect to the Company Class A Common Stock or with respect to the Company Holdco Units and (b) appraisal rights shall be limited to an appraisal, pursuant to Section 262 of the DGCL, solely of the fair value of the Company Class V Common Stock, as such.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent, BMS and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and (ii) as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and publicly available on Edgar at least 48 hours prior to the date of this Agreement (excluding any disclosure contained under the heading “Risk Factors” or any similar heading or caption, any disclosure of risks included in any “forward-looking statements” disclaimer and any other statement or disclosure that is similarly predictive or forward-looking) (it being understood that this clause (ii) shall not apply to Section 4.1, Section 4.2, Section 4.3 or Section 4.4), the Company represents and warrants to Parent, BMS and Merger Sub as set forth in this Article IV:

4.1 Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each of the Company and its Subsidiaries has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Schedule 4.1 of the Company Disclosure Letter lists, as of the date of this Agreement, all Subsidiaries of the Company together with (i) the jurisdiction of organization of each such Subsidiary, (ii) for each such Subsidiary that is not wholly owned (directly or indirectly) by the Company, the percentage of issued and outstanding equity interests owned directly or indirectly by the Company and (iii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than the Company or any Subsidiary (other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such Person). As of the date hereof, the Company has made available to Parent accurate and complete copies of the Organizational Documents of each of the Company and its Subsidiaries as amended to date and currently in effect.

4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 23,800,000 shares of Company Class A Common Stock, (ii)5,000,000 shares of Company Class V Common Stock and (iii) 50,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on August 19, 2024 (the “Measurement Date”): (A) 14,483,110 shares of Company Class A Common Stock were issued and outstanding; (B) 691,687 shares of Company Class A Common Stock were underlying the Company RSUs; (C) 80,352 shares of Company Class A Common Stock were underlying the Company Options; (D) 14,483,110 Company Holdco Units were issued and outstanding and held by the Company; (E) 2,405,760 Company Holdco Units and 2,405,760 shares of Company Class V Common Stock were issued and outstanding and not held by the Company or any of its Subsidiaries and were together exchangeable for 2,405,760 shares of Company Class A Common Stock pursuant to the Company Holdco LLC Agreement and the Organizational Documents of the Company; (F) 5,989.407 shares of Company Series C Preferred Stock were issued and outstanding; (G) 0 shares of Company Series D Preferred Stock were issued and outstanding; (H) Company Warrants to purchase 3,976,026 shares of Company Class A Common Stock were outstanding; and (I) 1,652,269 shares of Company Class A Common Stock remained available for issuance pursuant to the Company Equity Plans.

(b) All outstanding shares of Company Common Stock and Company Series C Preferred Stock are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock and Company Series C Preferred Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on the Measurement Date, except as set forth in this Section 4.2 and the Redemption Right (as defined in the Company Holdco LLC Agreement), there are no outstanding restricted stock, restricted stock units, phantom units or other equity-related awards, options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company. All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are validly issued, fully paid and non-assessable, are owned by the Company or Company Holdco or by a wholly owned Subsidiary of the Company or Company Holdco and are free and clear of all Encumbrances, other than Permitted Encumbrances. Except as set forth in this Section 4.2, and except for changes since the Measurement Date resulting from the vesting of Company RSUs, the conversion of Company Preferred Stock, the exercise of Company Options, Company Warrants, or the exchange of Company Holdco Units, in each case outstanding at such date (and the issuance of shares thereunder), or stock issuances, grants or other awards granted in accordance with Section 6.1(b)(ii), there are outstanding: (A) no shares of Company Capital Stock, (B) no Voting Debt, (C) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or Voting Debt and (D) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of Company Capital Stock.

(c) The Company has no Company Options or Company RSUs other than those granted pursuant to the Company Equity Plans. Schedule 4.2(c)-1 of the Company Disclosure Letter sets forth a true, correct and complete list as of the Measurement Date of all holders of outstanding Company Options (by grantee identification number), whether or not granted under the Company Equity Plans, including the number of shares of Company Common Stock subject to each such option, the date of grant, the exercise or vesting schedule (including identification of any Company Options that may be exercised in advance of vesting), the vesting commencement date and the terms of any acceleration thereof, the extent vested and unvested as of the Measurement Date, the exercise price per share, the Tax status of such option under Section 422 of the Code (or any intended applicable foreign Tax Law), the plan from which such Company Option was granted, the term of each such Company Option and the country of residence of each such holder. Schedule 4.2(c)-2 of the Company Disclosure Letter sets forth a true, correct and complete list as of the Measurement Date of all holders of Company RSUs (by grantee identification number), including the number of shares of Company Common Stock remaining subject to issuance under such Company RSUs, the vesting schedule, the vesting commencement date and the terms of any acceleration thereof, the plan from which such Company RSU was granted and the country of residence of each such holder.

4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding obligation of Parent, BMS and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the holders of Company Common Stock, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve this Agreement and the transactions contemplated hereby, including the Merger (such recommendation described in clause (iii), the “Company Board Recommendation”). The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Merger.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Stockholder Approval is obtained), (ii) other than the Company Credit Agreement, result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (ii) or (iii) above, any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto, if applicable; (b) the filing with the SEC of (i) a proxy statement/prospectus in preliminary and definitive form (the “Proxy Statement/Prospectus”) relating to the meeting of the stockholders of the Company to consider the approval of this Agreement and the Transactions (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” laws; (f) the other consents and approvals as set forth on Schedule 4.4 of the Company Disclosure Letter; and (g) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Documents; Financial Statements.

(a) Since December 31, 2023, the Company has filed or furnished with the SEC all forms, reports and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports and statements, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c) The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the applicable requirements of the Exchange Act and has been designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. In the last three (3) years, the Company has not had: (i) any significant deficiency or material weakness in the design or operation of its internal control over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (ii) any fraud that involves management or any other employee who has (or has had) a significant role in the Company’s internal control over financial reporting.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures comply with the applicable requirements of the Exchange Act and have been designed to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

4.6 Absence of Certain Changes or Events.

(a) Since June 30, 2024 (the “Company Balance Sheet Date”) through the date of this Agreement, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b) From the Company Balance Sheet Date through the date of this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

4.7 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the Company’s balance sheet as of June 30, 2024 or the notes thereto included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to June 30, 2024; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 6.1(b) and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no liabilities of the Company or any of its Subsidiaries under the Specified Debt Agreements.

4.8 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form F-4 (of which the Proxy Statement/Prospectus will form a part) to be filed with the SEC by Parent in connection with the issuance of Parent Common Shares in the Merger (including any amendments or supplements, the “Registration Statement”) will, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) the Registration Statement and the Proxy Statement/Prospectus will, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus in the form mailed to stockholders will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent, BMS and Merger Sub specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Law.

(a) The Company and its Subsidiaries hold all material permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (collectively, the “Company Permits”). The Company and its Subsidiaries are in compliance with the terms of the Company Permits in all material respects. In the last three (3) years, neither the Company nor any of its Subsidiaries has received any written, or to the knowledge of the Company, oral, notice from any Governmental Entity regarding (i) any actual or possible material violation of any Company Permit, or any failure to comply in any material respect with any term or requirement of any Company Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Permit.

(b) The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time within the last three (3) years have been conducted, in violation of any applicable Law in any material respect. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to, individually or in the aggregate, result in a material liability to the Company or its Subsidiaries, taken as a whole. In the last three (3) years, neither the Company nor any of its Subsidiaries has received any written, or to the knowledge of the Company, oral, notice of violation with respect to any applicable Law or any inquiry, subpoena, civil investigative demand, or other investigational inquiry from a Governmental Entity with respect thereto.

4.10 Compensation; Benefits.

(a) Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Employee Benefit Plans sponsored, maintained, or contributed to or required to be contributed to by the Company or any of its Affiliates (without regard to materiality, the “Company Plans”).

(b) True, correct and complete copies of the plan documents, including any amendments thereto, of each of the Company Plans (or if any such Company Plan is not in writing, a written description of such Company Plan) and related trust documents, summary plan descriptions (including any summaries of material modifications thereto) and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 with respect to each Company Plan required to file a Form 5500.

(c) Each Company Plan has been maintained, operated, administered and funded in all material respects in accordance with its terms and in material compliance with all applicable Laws. Each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in material operational compliance with, and is in all respects in documentary compliance with, Section 409A of the Code, and no amount under any such Company Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(d) With respect to each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, (i) each such Company Plan has received a favorable determination letter (or opinion or advisory letter, if applicable) from the Internal Revenue Service with respect to its qualification, (ii) the trusts maintained thereunder are intended to be exempt from taxation under Section 501(a) of the Code and (iii) to the knowledge of the Company, no event has occurred or condition exists that could reasonably be expected to result in disqualification of such Company Plan or adversely affect the tax-exemption of its related trust.

(e) As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such pending actions, suits, claims or Proceedings that would not reasonably be expected to result in a material liability to the Company of its Affiliates. No Company Plan is, or within the last six years has been, the subject of an examination, investigation or audit by a Governmental Entity, or is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(f) There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(g) None of the Company or any member of its Aggregated Group sponsors, maintains, contributes to, has an obligation to contribute to, or has ever sponsored, maintained, contributed to or has had an obligation to contribute to, and no Company Plan is, (i) a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code, (ii) a multiple employer plan that is subject to Section 413(c) of the Code, (iii) a multiple employer welfare arrangement, as defined in Section 3(40) of ERISA or (iv) a Company Plan that obligates the Company to provide a current or former employee, consultant, director or other service provider (or any beneficiary or dependent thereof) of the Company, any life insurance or medical or health benefits after his or her termination of employment or service with the Company, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law.

(h) With respect to each Company Plan, (i) neither the Company nor its Subsidiaries have engaged in, and to the knowledge of the Company, no other Person has engaged in, any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) and (ii) none of the Company or any of its Affiliates or, to the knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Company Plan that, in either case, would reasonably be expected to result in a material liability to the Company or any of its Subsidiaries.

(i) Except as set forth on Schedule 4.10(i) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event, could: (i) entitle any current or former individual service provider of the Company or any Subsidiary (or any dependent or beneficiary thereof) to any payment of compensation; (ii) increase the amount of compensation or benefits due to any such person; (iii) accelerate the vesting, funding or time of payment of any compensation or benefit; (iv) require a contribution by the Company or any Subsidiary to any Company Plan; (v) result in any payments or benefits that, individually or in combination with any other payment or benefit, could constitute the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code; or (vi) trigger any Tax gross-up, Tax equalization or other Tax reimbursement payment from the Company or any Subsidiary to any individual service provider of the Company or any Subsidiary.

4.11 Labor Matters.

(a) As of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any labor union agreement, collective bargaining agreement, or other labor-related agreement or arrangement with any labor union, similar labor organization or works council, no employees of the Company or any of its Subsidiaries are represented by any labor union, similar labor organization or works council and there are no labor agreements, collective bargaining agreements or any other labor-related agreements or labor union arrangements that pertain to any of the employees of the Company or its Subsidiaries, (ii) there is no pending union representation petition involving employees of the Company or any of its Subsidiaries, and (iii) to the knowledge of the Company, there have been no labor union organizing activities with respect to any employees of the Company or its Subsidiaries.

(b) Within the last three (3) years, there has been no actual or, to the knowledge of the Company, threatened unfair labor practice charge, material grievance, material arbitration, strike, dispute, slowdown, work stoppage, lockout, picketing, hand billing or other labor union-related dispute against or affecting the Company or its Subsidiaries.

(c) The Company and its Subsidiaries are, and for the last three (3) years have been, in compliance in all material respects with all applicable Laws respecting labor, employment, and employment practices, and for the last three (3) years there have been no material Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any applicable Laws respecting employment and employment practices, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Within the last three (3) years, neither the Company nor any of its Subsidiaries has received any material notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries.

(d) None of the Company or its Subsidiaries has entered into a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer of the Company or its Subsidiaries or (ii) an employee of the Company or its Subsidiaries at the level of Vice President or above. To the knowledge of the Company, in the last five (5) years, no allegations of sexual harassment, sexual misconduct or discrimination have been made against (i) any officer of the Company or its Subsidiaries or (ii) an employee of the Company or its Subsidiaries at a level of Vice President or above.

(e) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

4.12 Taxes.

(a) Each of the Company and its Subsidiaries has caused to be prepared and timely filed (taking into account valid extensions of time to file) all material Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects.

(b) All material Taxes due and payable by the Company or any of its Subsidiaries have been timely paid or adequate reserves in respect thereof have been established in the Company’s financial statements in accordance with GAAP.

(c) Each of the Company and its Subsidiaries has properly and timely withheld or collected and timely paid, or is properly holding for timely payment, all material Taxes required to be withheld, collected and paid over by it under applicable Tax Law.

(d) Neither the Company nor any of its Subsidiaries has received from any Taxing Authority written notice of any pending audit, examination, or other proceeding in respect of Taxes of the Company or any of its Subsidiaries, and no audit, examination or other proceeding in respect of Taxes of the Company or any of its Subsidiaries is ongoing.

(e) No deficiency for any material amount of Taxes has been proposed or asserted in writing or assessed by any Governmental Entity against the Company or any of its Subsidiaries that remains unpaid or unresolved.

(f) Neither the Company nor any of its Subsidiaries has granted (or is subject to) any waiver or extension of the statute of limitations for the assessment or collection of any material amount of Tax, which waiver or extension is not yet expired.

(g) Within the past four (4) years, no written claim has been received by the Company or any of its Subsidiaries from a Governmental Entity in a jurisdiction in which neither the Company nor any of its Subsidiaries files income or franchise Tax Returns that the Company or any of its Subsidiaries is or may be subject to income or franchise taxation by, or required to file any income or franchise Tax Return in, that jurisdiction.

(h) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company) or has any liability for Taxes of any Person (other than the Company and its current and former Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Tax Law) or by operation of Law as a transferee or successor.

(i) During the two (2)-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(j) Neither the Company nor any of its Subsidiaries is a party to or bound by, or has any obligation under, any Tax sharing or allocation contract or arrangement, other than (i) contracts solely among the Company and any of its Subsidiaries, (ii) customary Tax sharing or indemnification provisions in contracts the primary purpose of which does not relate to Taxes and (iii) the Tax Receivable Agreement.

(k) There are no closing agreements, gain recognition agreements, private letter rulings, or similar agreements or rulings that have been entered into between any Taxing Authority and any of the Company or its Subsidiaries, or issued by any Taxing Authority to the Company or any of its Subsidiaries, that are binding on the Company or any of its Subsidiaries.

(l) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m) Neither the Company nor any of its Subsidiaries is or will be required to include any material amount in, or exclude any material amount of deduction from, taxable income for any Tax period ending after the Closing Date as a result of any (1) change in method of accounting pursuant to Section 481 of the Code (or any analogous provision under state or foreign Tax Laws) made prior to the Closing Date, (2) installment sale or open transaction entered into prior to the Closing Date, or (3) prepaid amount received on or prior to the Closing Date.

(n) The Company is treated as a corporation for U.S. federal income tax purposes, and the Company Holdco is treated as a partnership for U.S. federal income tax purposes.

(o) There are no Encumbrances for material Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Encumbrances.

(p) To the knowledge of the Company, the Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code and the applicable Treasury Regulations during the five (5)-year period ending on the Closing Date.

4.13 Litigation. Within the last three (3) years, there has been no material (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14 Real Property.

(a) Schedule 4.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of: (i) all real property owned by the Company or any of its Subsidiaries (together with all buildings, structures, improvements and fixtures located thereon, collectively, the “Company Owned Real Property”), including a description of each vesting deed therefor and the applicable Company Owned Real Property corresponding thereto; (ii) all leases, subleases, licenses or similar occupancy agreements to which the Company or any of its Subsidiaries is a party (collectively, the “Company Real Property Leases”, and all real property subject thereto, including all improvements located thereon, collectively, the “Company Leased Real Property”), including a description of each Company Real Property Lease (including any material amendments thereto); and (iii) to the knowledge of the Company, all easements, rights-of-way or similar instruments under which the Company or any of its Subsidiaries is the named beneficiary that are material to the operation of the businesses of the Company or any of its Subsidiaries (collectively, the “Company Real Property Easements”, and the real property subject thereto, including any improvements, structures or fixtures located thereon or thereunder, collectively, the “Company Easement Real Property”), including a description of each Company Real Property Easement (including any material amendments thereto). The Company has made available to Parent, in all material respects, a complete copy of each (A) Company Real Property Lease and Company Real Property Easement (including, without limitation, any and all amendments, assignments, guarantees, master leases, ground leases or similar documentation related thereto) and (B) with respect to the Company Owned Real Property, the vesting deeds, the most-recent owner’s title insurance policies and most-recent surveys, in each case of the foregoing clauses (A) and (B), in the possession, or within the reasonable control, of the Company or its Subsidiaries.

(b) The Company or its applicable Subsidiary (i) has good and valid title to all Company Owned Real Property and (ii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) a valid leasehold or subleasehold interest in, or other valid right to use or otherwise occupy, each Company Leased Real Property and (B) a valid easement interest in, or other valid right to use or otherwise occupy, each Company Easement Real Property, in each case of the foregoing clauses (i) and (ii), free and clear of all Encumbrances, except Permitted Encumbrances.

(c) With respect to each Company Real Property Lease and each Company Real Property Easement:

(i) such Company Real Property Lease or Company Real Property Easement is in full force and effect and is a valid and enforceable obligation of the Company (or its applicable Subsidiary) and, to the knowledge of the Company, each other party thereto, in accordance with its terms (subject, as to enforceability, to Creditors’ Rights); and

(ii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, is in default under any Company Real Property Lease or Company Real Property Easement, and no event has occurred which, with the delivery of notice, the passage of time or both, would constitute a default thereunder and (B) all amounts due and payable by the Company or any Subsidiary thereof under each Company Real Property Lease and Company Real Property Easement have been paid in full.

(d) With respect to each Company Owned Real Property:

(i) except as set forth on Schedule 4.14(d)(i) of the Company Disclosure Letter, to the knowledge of the Company, policies of title insurance have been issued, insuring, as of the effective date of each such insurance policy, the title interest held by the Company or its applicable Subsidiary;

(ii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) neither the Company nor any Subsidiary thereof is in default under any easement, covenant, condition, restriction or other agreement to which such Company Owned Real Property is subject and (B) all buildings, structures, fixtures, building systems, improvements and equipment located in or on, or otherwise included in the Company Owned Real Property, (1) are in reasonably sufficient condition and repair, subject to reasonable wear and tear, (2) are adequate and suitable for the purposes currently being used by the Company or its applicable Subsidiary, and (3) are supplied with all utilities and other services necessary to continue to be used in the manner currently being used by the Company or its applicable Subsidiary; and

(iii) except for Permitted Encumbrances or as set forth on Schedule 4.14(d)(iii) of the Company Disclosure Letter, to the knowledge of the Company, there are no Persons (other than the Company or any Subsidiary thereof) that legally owns, or holds a present or future right in, any coal, oil, gas, minerals, or other resources beneath the surface of any Company Owned Real Property, including the right to mine therefor or otherwise access or use the same.

(e) With respect to all Company Owned Real Property, Company Leased Real Property and Company Easement Real Property (collectively, the “Company Real Property”):

(i) except as set forth on Schedule 4.14(e)(i) of the Company Disclosure Letter, (A) neither the Company nor any Subsidiary thereof is obligated under contractual agreements to acquire any interest in real property for which the consideration, individually or in the aggregate, exceeds $500,000, and to the knowledge of the Company, no such contractual agreements exist with respect to any other real property, (B) except as contemplated hereunder in connection with the Transactions, neither the Company nor any Subsidiary thereof has granted any outstanding options or purchase agreements, rights of first offer or first refusal or any other rights (whether present or future) in favor of any Person to purchase or otherwise acquire an interest in any Company Real Property, or portion thereof, and to the knowledge of the Company no such agreements exist, and (C) neither the Company nor any Subsidiary thereof has granted to any Person the right (whether present or future) to use or occupy all or any portion of the Company Real Property, whether pursuant to a lease, assignment, sublease, license or other agreement, other than temporary licenses that are necessary for the present conduct of the respective businesses of the Company and its Subsidiaries in the ordinary course.

(ii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) the Company Real Property (including any buildings, structures, improvements and fixtures located thereon) and the current use and operation thereof by the Company or its Subsidiaries in the ordinary course do not violate any applicable zoning, building or other Laws to which such Company Real Property is subject, and, as of the date of this Agreement, there does not exist any pending or, to the knowledge of the Company, threatened, zoning, condemnation, eminent domain, or similar Proceedings that relate to or affect any Company Real Property (including any material portion thereof), and (B) as of the date of this Agreement, no real property other than the Company Real Property is necessary for the conduct of the respective businesses of the Company and its Subsidiaries in the ordinary course;

(iii) except as set forth on Schedule 4.14(e)(iii) of the Company Disclosure Letter, to the knowledge of the Company, no consent by or notice to any Person (including, without limitation, landlords or sublandlords) or any other action is required under any agreement or instrument relating to or affecting any Company Real Property in connection with the execution, delivery or performance of this Agreement or the consummation of the Transactions; and

(iv) except as set forth on Schedule 4.14(e)(iv) of the Company Disclosure Letter, no capital improvement work, renovations or similar work with respect to all or any portion of the Company Real Property is currently being conducted by (or on behalf of) the Company or any Subsidiary thereof, other than such work that is in the ordinary course of business and does not exceed $500,000 in the aggregate.

4.15 Intellectual Property.

(a) The Company and its Subsidiaries own or have a valid right to use, free and clear of all Encumbrances other than Permitted Encumbrances, all material Intellectual Property used or held for use in or for the operation of the businesses of each of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property”).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the use of the Company Intellectual Property in the operation of the businesses of each of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person and (ii) as of the date of this Agreement, to the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Company Intellectual Property that is owned or purported to be owned by the Company or its Subsidiaries.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Systems (i) are adequate and suitable for the purposes for which they are currently being used and (ii) do not contain any undisclosed or hidden device or feature or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” or similar disabling code or routines (A) designed to disrupt, disable, or otherwise impair the functioning of such IT Systems or (B) that permits unauthorized access to, or the unauthorized disablement or erasure of, such IT Systems or other software or information or data (or any parts thereof) of the Company or its Subsidiaries. The IT Systems are designed, implemented and maintained in accordance with customary industry standards and constitute all the information technology systems infrastructure reasonably necessary for the operation of the businesses of each of the Company and its Subsidiaries as currently conducted, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.16 Environmental Matters.

(a) The Company and its Subsidiaries and their respective operations and assets are and, except for such matters that have been fully resolved or for which the applicable statute of limitations has expired, have been, in compliance with Environmental Laws in all material respects;

(b) To the knowledge of the Company, there are no facts, conditions, circumstances that will require material, unbudgeted capital expenditures, increased operating expenses, or operational changes in order for the Company to maintain material compliance with all applicable Environmental Laws or any reasonably anticipated changes to such Environmental Laws;

(c) The Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened material Proceedings under Environmental Laws;

(d) There have been no Releases of Hazardous Materials at any property (i) currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries; (ii) to the knowledge of the Company, owned, operated or used by any predecessors of the Company or any Subsidiary of the Company; or (iii) to the knowledge of the Company, where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, which Releases are reasonably likely to result in material liability to the Company or any of its Subsidiaries under Environmental Law. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice asserting a material liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property; and

(e) The Company has made available to Parent all material environmental investigations, studies, audits, or other analyses conducted by or on behalf of, or that are in the reasonable possession of, the Company or its Subsidiaries with respect to the Company’s or its Subsidiaries’ compliance with Environmental Laws (including with respect to any reasonably anticipated changes in applicable Environmental Laws) or environmental conditions at any property currently or formerly owned, operated or otherwise used by the Company or any of its Subsidiaries.

4.17 Material Contracts.

(a) Schedule 4.17 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets (including Intellectual Property rights), services, rights or properties involving, or with respect to which the Company reasonably expects that the Company or any of its Subsidiaries will make, payments in excess of $500,000 in any calendar year;

(iii) each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $500,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv) each contract for lease of personal property or real property involving payments in excess of $500,000 in any calendar year that are not terminable without penalty within sixty (60) days;

(v) each contract relating to power or electricity supply to the Company or its Subsidiaries for the purpose of Bitcoin mining, including but not limited to all agreements between PJM and the Company or any of the Company’s Subsidiaries;

(vi) each contract relating primarily to Bitcoin mining, including miner purchase agreements, miner hosting agreements, infrastructure agreements, immersion cooling agreements and agreements related to research and development (including any statements of work thereto);

(vii) each contract relating to carbon sequestration in connection with the Bitcoin mining activities of the Company and its Subsidiaries;

(viii) each contract relating to the research and development of Bitcoin miners;

(ix) each contract between the Company or a Subsidiary of the Company, on the one hand, and another Subsidiary of the Company, on the other hand;

(x) each contract: (A) that limits in any material respect the freedom of the Company or any of its Subsidiaries to compete or operate in any line of business or geographical area, or beneficially own any assets, properties or rights, anywhere at any time; (B) that requires the Company or any of its Subsidiaries to deal exclusively with any Person or grants any exclusive rights to any Person; (C) that contains any “most favored nation” or similar provision in favor of the counterparty; (D) that contains requirements to purchase any minimum portion of any product or service from any Person or to sell any minimum portion of any product or service to any Person; or (E) that contains a right of refusal, right of first offer or right of first negotiation or similar right with respect to a material asset owned by the Company or any of its Subsidiaries;

(xi) each contract with any Governmental Entity;

(xii) each contract involving the settlement of any Proceeding during the past three (3) years which requires payment by the Company or any of its Subsidiaries in excess of $100,000 in any calendar year and under which any such payment is still owing; and

(xiii) each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company, taken as a whole.

Collectively, the contracts set forth in Section 4.17(a) are herein referred to as the “Company Contracts.” Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Neither the Company nor any of its Subsidiaries, and, to the knowledge of the Company, no other Person, is in material breach or default under any Company Contract.

4.18 Bitcoin Miners. All Bitcoin miners owned or leased by the Company and its Subsidiaries (“Company Miners”) are owned or rightfully possessed by, operated by and under the control of the Company and its Subsidiaries. In the last three (3) years, there has been no failure, breakdown or continued substandard performance of any Company Miners that has caused a material disruption or interruption in or to the use of the Company Miners or the related operation of the business of Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Miners are generally maintained and in good working condition to perform all computing, information technology and data processing operations necessary for the operations of the Company and its Subsidiaries. The Company and its Subsidiaries take and have taken commercially reasonable steps to: (a) protect the Company Miners from contaminants, hacks and other malicious external or internal threats; (b) ensure continuity of operations with adequate energy supply and minimal uptime required; and (c) provide for the remote-site back-up of data and information critical to the Company and its Subsidiaries. The Company and its Subsidiaries have in place commercially reasonable disaster recovery and business continuity plans and procedures and information and data security policies, in each case, that are consistent with generally accepted industry standards.

4.19 Regulatory Status. Each of the Scrubgrass Plant and the Panther Creek Plant is a “qualifying small power production facility” under the Public Utility Regulatory Policies Act of 1978, as amended, and the FERC’s regulations thereunder, at 18 C.F.R. Part 292, and interpretations thereof by the FERC and courts of competent jurisdiction (collectively, “PURPA Requirements”). Each of the Scrubgrass Plant and the Panther Creek Plant is exempt from the size limitations applicable to qualifying small power production facilities in 18 C.F.R. § 292.204(a) pursuant to the Solar, Wind, Waste, and Geothermal Power Production Incentives Act of 1990.  Each of the Scrubgrass Project Company and the Panther Creek Project Company (i) is not subject to the jurisdiction of FERC as a “public utility” under the FPA other than as contemplated by 18 C.F.R. § 292.601(c), (ii) has been authorized by FERC to make wholesale sales of electric energy, capacity and certain ancillary services at market-based rates pursuant to Section 205 of the FPA (“MBR Authority”) and has received those blanket authorizations and waivers customarily granted by FERC to parties authorized to sell electric power at market-based rates, and (iii) has on file with FERC an effective Tariff for Reactive Supply and Voltage Control (“Reactive Power Tariff”). Neither (x) the MBR Authority nor the Reactive Power Tariff of the Panther Creek Project Company or Scrubgrass Project Company nor (y) the Panther Creek Plant’s or Scrubgrass Plant’s status as a qualifying small power production facility under the PURPA Requirements, in each case, is the subject of any pending or, to the knowledge of the Company, threatened, judicial or administrative proceeding to revoke or modify such status or to impose any material penalty thereunder other than as set forth on Schedule 4.19 of the Company Disclosure Letter. None of the Company nor any of its Subsidiaries (i) is a “public-utility company” as defined in PUHCA other than the Scrubgrass Project Company and the Panther Creek Project Company or (ii) is a “holding company” as defined in PUHCA other than with respect to the ownership of qualifying small power production facilities.

4.20 Insurance. Set forth on Schedule 4.20 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy. In the last three (3) years, neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication regarding any actual or possible: (a) refusal of any coverage or rejection of any material claim under any Material Company Insurance Policy; or (b) material adjustment in the amount of the premiums payable with respect to any Material Company Insurance Policy.

4.21 Opinion of Financial Advisor. The Company Board has received the opinion of J.V.B. Financial Group, LLC acting through Cohen & Company Capital Markets division addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Exchange Ratio to be received by the holders of shares of Company Class A Common Stock, in their capacity as such, is fair, from a financial point of view, to such holders (other than Parent, Merger Sub, and their respective affiliates).

4.22 Brokers. Except for the fees and expenses payable to Cohen & Company Capital Markets, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.23 Takeover Laws. The Company Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Transactions. None of such actions by the Company Board has been amended, rescinded or modified. There are no other Takeover Laws applicable to, or purporting to be applicable to, this Agreement, the Company or any of its Subsidiaries, the Merger or any of the other Transactions, including any Takeover Laws that would limit or restrict Parent or any of its Affiliates from exercising its ownership of shares of Company Common Stock acquired in the Merger. The Company has no stockholder rights plan, “poison pill” or similar agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

4.24 Anti-Corruption. None of the Company, nor any of its Subsidiaries, nor any of its or their respective affiliates, directors, managers, officers or employees, nor, to the knowledge of the Company, any of its or their respective agents, representatives, or anyone else acting on behalf of the foregoing have, within the past five (5) years, taken any action that has resulted in a violation by the Company or any such Subsidiary of any applicable laws relating to domestic or foreign bribery, money laundering, unlawful political contributions or gifts or corrupt practices, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and any other applicable anti-bribery or anti-corruption laws (collectively, the “Anti-Corruption Laws”). No proceeding by or before any Governmental Entity involving the Company, nor any of its Subsidiaries, nor any of its or their respective affiliates, directors, managers, officers or employees relating to the applicable Anti-Corruption Laws is pending or, to the knowledge of the Company, threatened.

4.25 Export Controls and Economic Sanctions. None of the Company, nor any of its Subsidiaries, nor any of its or their respective owners, directors, officers, or employees, nor to the knowledge of the Company or its Subsidiaries, any other Person working on behalf of any of the foregoing (i) has directly or indirectly since April 24, 2019 violated any applicable Laws relating to export, reexport, import, antiboycott, or economic sanctions (“Export Control and Economic Sanctions Laws”); (ii) is targeted, blocked, or otherwise subject to sanctions prohibitions or restrictions under any applicable Export Control and Economic Sanctions Laws (including but not limited to being, or being owned 50% or more by one or more Sanctioned Persons or Restricted Persons); (iii) is located, organized, or resident in any country or territory subject to comprehensive embargo under applicable Export Control and Economic Sanctions Laws (currently, Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, Luhansk, Kherson, or Zaporizhzhia regions of Ukraine, each a “Sanctioned Country”); or (iv) has since April 24, 2019 been the subject or target of any investigation, enforcement, administrative, civil, or criminal action, or disclosure relating to applicable Export Control and Economic Sanctions Laws.

4.26 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, BMS and Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent, BMS and Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, BMS, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including BMS and Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent, BMS and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on, and expressly disclaims any reliance on, any representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT, BMS AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent, BMS and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent Disclosure Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the applicable Canadian Securities Regulators and the SEC and publicly available on SEDAR+ and Edgar, respectively, at least 48 hours prior to the date of this Agreement (excluding any disclosure contained under the heading “Risk Factors” or any similar heading or caption, any disclosure of risks included in any “forward-looking statements” disclaimer and any other statement or disclosure that is similarly predictive or forward-looking) (it being understood that this clause (ii) shall not apply to Section 5.1, Section 5.2, Section 5.3 or Section 5.4), Parent, BMS and Merger Sub jointly and severally represent and warrant to the Company as set forth in this Article V:

5.1 Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each of Parent and its Subsidiaries has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.2 Capital Structure.

(a) As of the date of this Agreement, the authorized share capital of Parent consists of (i) an unlimited number of Parent Common Shares without par value and (ii) an unlimited number of shares of preferred stock without par value (“Parent Preferred Shares” and, together with the Parent Common Shares, the “Parent Share Capital”). At the close of business on the Measurement Date: (A) 451,285,910 Parent Common Shares were issued and outstanding; (B) 989,332 Parent Common Shares underlying the Parent RSUs; (C) 17,082,489 Parent Common Shares underlying the Parent Options; (D) no Parent Preferred Shares were issued and outstanding; (E) 23,930,999 Parent Common Shares remained available for issuance pursuant to the Parent Equity Plan and (F) warrants to purchase 10,841,482 Parent Common Shares were issued and outstanding.

(b) All outstanding Parent Common Shares are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding Parent Common Shares have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on the Measurement Date, except as set forth in this Section 5.2, there are no outstanding restricted stock, restricted stock units, phantom units or other equity-related awards, options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent. All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are validly issued, fully paid and non-assessable, are owned by Parent or by a wholly owned Subsidiary of Parent and are free and clear of all Encumbrances, other than Permitted Encumbrances. Except as set forth in this Section 5.2, and except for changes since the Measurement Date resulting from the vesting of the Parent RSUs or the Parent Options, in each case outstanding at such date (and the issuance of shares thereunder), or stock grants or other awards granted in accordance with Section 6.2(b)(ii), there are outstanding: (A) no shares of Parent Share Capital, (B) no Voting Debt, (C) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Share Capital or Voting Debt and (D) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Share Capital or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. Other than the Voting Agreements, there are not any stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of Parent Share Capital.

5.3 Authority; No Violations; Consents and Approvals.

(a) Each of Parent, BMS and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent, BMS and Merger Sub and the consummation by Parent, BMS and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent, BMS and Merger Sub (other than the adoption of this Agreement by BMS, the sole stockholder of Merger Sub, which shall occur immediately after the execution and delivery of this Agreement). This Agreement has been duly executed and delivered by each of Parent, BMS and Merger Sub, and, assuming this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Parent, BMS and Merger Sub enforceable against Parent, BMS and Merger Sub in accordance with its terms, subject as to enforceability to Creditors’ Rights. The board of directors of Merger Sub has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger. BMS, as the sole stockholder of all of the outstanding shares of capital stock of Merger Sub, has executed and delivered a consent to adopt this Agreement, which consent shall become effective immediately following the approval of this Agreement by the board of directors of Merger Sub and the execution of this Agreement pursuant to Section 228(c) of the DGCL.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Parent, BMS or Merger Sub, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent, BMS or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (ii) or (iii) above, any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4 Consents. No Consent from, any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent, BMS and Merger Sub or the consummation by Parent, BMS and Merger Sub of the Transactions, except for: (a) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Proxy Statement/Prospectus and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the TSX and NASDAQ and related approvals; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” laws; (f) the other consents and approvals as set forth on Schedule 5.4(f) of the Parent Disclosure Letter; and (g) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 Disclosure Documents; Financial Statements.

(a) Since December 31, 2023, Parent has filed or furnished with the applicable Canadian Securities Regulators and the SEC all forms, reports and statements required to be filed or furnished under Canadian Securities Laws, the Securities Act and the Exchange Act, as the case may be (such forms, reports and statements, collectively, the “Parent Disclosure Documents”). As of their respective dates, each of the Parent Disclosure Documents, as amended, complied as to form in all material respects with the applicable requirements of Canadian Securities Laws, the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent Disclosure Documents, and none of the Parent Disclosure Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of Parent included in Parent Disclosure Documents (the “Parent Financial Statements”), including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with Canadian Securities Laws and the applicable rules and regulations of the SEC with respect thereto, were prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Canadian Securities Laws and Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of IFRS (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c) As of the date hereof, (i) Parent is a “foreign private issuer” (as such term is defined in Rule 3b-4(c) under the Exchange Act) and is exempt from Sections 14(a), 14(b), 14(c) and 14(f) under the Exchange Act pursuant to Rule 3a12-3(b) of the Exchange Act, and (ii) Parent has no reason to believe it will not qualify as a “foreign private issuer” at any time prior to the Effective Time.

5.6 Absence of Certain Changes or Events.

(a) Since June 30, 2024 (the “Parent Balance Sheet Date”) through the date of this Agreement, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b) From the Parent Balance Sheet Date through the date of this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

5.7 No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities provided for on the most recent balance sheet included in the Parent Financial Statements or the notes thereto; (b) liabilities not required to be presented on the face of an unaudited interim balance sheet in accordance with IFRS; (c) liabilities incurred in the ordinary course of business subsequent to June 30, 2024; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 6.2(b) and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.8 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) the Registration Statement and the Proxy Statement/Prospectus will, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

5.9 Parent Permits; Compliance with Applicable Law.

(a) Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (collectively, the “Parent Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Parent Balance Sheet Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.10  Litigation. As of the date of this Agreement, except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.11  Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and its Subsidiaries have defensible title to all material real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) to the knowledge of Parent is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of the Parent Owned Real Property or Parent Material Leased Real Property.

5.12  Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)  Parent and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(b)  as of the date of this Agreement, Parent and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;

(c)  there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Releases are reasonably likely to result in material liability to Parent under Environmental Law, and, as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling; and

(d)  as of the date of this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted by or on behalf of, or that are in the reasonable possession of, Parent or its Subsidiaries with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to the Company prior to the date hereof.

5.13  Material Contracts. Collectively, the contracts filed as exhibits or incorporated by reference to the Parent Disclosure Documents are herein referred to as the “Parent Contracts.” Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract.

5.14  Valid Issuance. The Parent Common Shares to be issued as Per Share Merger Consideration and the New Parent Warrants to be issued pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued (and with respect to the Parent Common Shares, fully paid and nonassessable), and (other than restrictions under applicable securities laws) will be free from any liens, encumbrances or restrictions on transfer, including pre-emptive rights, rights of first refusal or other similar rights.

5.15  No Vote/Approval Required. No vote or consent of the holders of any class or series of shares in the capital of Parent is necessary to approve this Agreement or the Merger or the other Transactions. The vote or consent of BMS as the sole stockholder of Merger Sub (which will be obtained immediately after the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve and adopt this Agreement, the Merger or the other Transactions.

5.16  Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries own any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

5.17  Business Conduct. Merger Sub was incorporated on August 19, 2024. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement. There are no contracts between Parent, BMS, Merger Sub or related guarantors, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Transactions.

5.18  Bitcoin Miners. All Bitcoin miners owned or leased by Parent and its Subsidiaries (“Parent Miners”) are owned or rightfully possessed by, operated by and under the control of Parent and its Subsidiaries. In the last two years, there has been no failure, breakdown or continued substandard performance of any Parent Miners that has caused a material disruption or interruption in or to the use of the Parent Miners or the related operation of the business of Parent or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Miners are generally maintained and in good working condition to perform all computing, information technology and data processing operations necessary for the operations of Parent and its Subsidiaries. Parent and its Subsidiaries have taken commercially reasonable steps to: (a) protect the Parent Miners from contaminants, hacks and other malicious external or internal threats; (b) ensure continuity of operations with adequate energy supply and minimal uptime required; and (c) provide for the remote-site back-up of data and information critical to Parent and its Subsidiaries.

5.19  Opinion of Financial Advisor. The Special Committee of the Board of Directors of Parent (the “Special Committee”) has received the opinion of Houlihan Lokey Capital, Inc., financial advisor to the Special Committee, dated August 20, 2024, to the effect that, based upon and subject to the limitations, qualifications, assumptions, procedures and matters set forth therein, as of the date of the opinion, the Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair to Parent from a financial point of view.

5.20  Brokers. Except for the fees and expenses payable to Moelis & Company LLC and Houlihan Lokey Capital, Inc., no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.21  Anti-Corruption. None of Parent, nor any of its Subsidiaries, nor any of its or their respective affiliates, directors, managers, officers or employees, nor, to the knowledge of Parent, any of its or their respective agents, representatives, or anyone else acting on behalf of the foregoing have, within the past five (5) years, taken any action that has resulted in a violation by Parent or any such Subsidiary of any applicable Anti-Corruption Laws, including the FCPA, the Canadian Corruption of Foreign Public Officials Act or the Canadian Criminal Code, R.S.C. 1985, c C-46, Sections 119-125, 380 and 426. No proceeding by or before any Governmental Entity involving Parent, nor any of its Subsidiaries, nor any of its or their respective affiliates, directors, managers, officers or employees relating to the applicable Anti-Corruption Laws is pending or, to the knowledge of Parent, threatened.

5.22  Export Controls and Economic Sanctions. None of Parent, nor any of its Subsidiaries, nor any of its or their respective owners, directors, officers, or employees, nor to the knowledge of Parent or its Subsidiaries, any other Person working on behalf of any of the foregoing (i) has directly or indirectly since April 24, 2019 violated any applicable Export Control and Economic Sanctions Laws; (ii) is targeted, blocked, or otherwise subject to sanctions prohibitions or restrictions under any applicable Export Control and Economic Sanctions Laws (including but not limited to being, or being owned 50% or more by one or more Sanctioned Persons or Restricted Persons); (iii) is located, organized, or resident in any Sanctioned Country; or (iv) has since April 24, 2019 been the subject or target of any investigation, enforcement, administrative, civil, or criminal action, or disclosure relating to applicable Export Control and Economic Sanctions Laws.

5.23  No Additional Representations.

(a)  Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent, BMS or Merger Sub, or any of their Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b)  Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that neither Parent nor BMS or Merger Sub has relied on, and expressly disclaim any reliance on, any representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

Article VI
COVENANTS AND AGREEMENTS

6.1  Conduct of Company Business Pending the Merger.

(a)  Except as set forth on Schedule 6.1(a) of the Company Disclosure Letter, as permitted or required by this Agreement (including pursuant to the TRA Waiver and, for the avoidance of doubt, the Exchanges and the Conversion), as may be required by applicable Law, or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the execution of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Article VIII (the “Interim Period”), the Company covenants and agrees that it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course; provided, however, that no action or inaction by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b)  Except as set forth on Schedule 6.1(b) of the Company Disclosure Letter, as permitted or required by this Agreement (including pursuant to the TRA Waiver and, for the avoidance of doubt, the Exchanges and the Conversion), as may be required by applicable Law, or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Interim Period, the Company shall not, and shall not permit its Subsidiaries to:

(i)  (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for (x) dividends and distributions by a direct or indirect wholly-owned Subsidiary of Company Holdco to Company Holdco or another direct or indirect wholly-owned Subsidiary of Company Holdco, (y) dividends, distributions or other payments from Company Holdco to the Company or (z) tax distributions in accordance with the Company Holdco LLC Agreement; (B) split, combine or reclassify any capital stock of, or other equity interests in the Company or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of the Company); or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except as required by the terms of any capital stock or equity interest of a Subsidiary or as contemplated by any Company Plan in each case existing as of the date of this Agreement;

(ii)  offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Company Common Stock upon the vesting or lapse of any restrictions on any shares related to Company RSUs or other awards granted under the Company Equity Plans and outstanding on the date hereof or issued in compliance with clause (B) below; (B) the issuance of equity awards granted under the Company Equity Plans in accordance with Schedule 6.1(b)(ii); (C) the issuance of Company Common Stock pursuant to the Company ATM Agreement in accordance with Schedule 6.1(b)(ii); (D) the issuance of Company Common Stock upon the exercise of any Company Options; (E) the issuance of Company Common Stock upon the conversion of any Company Preferred Stock; (F) the issuance of Company Common Stock upon the exercise of any Company Warrants in accordance with the terms of the applicable warrant agreement; (G) issuances by a wholly-owned Subsidiary of the Company or Company Holdco of such Subsidiary’s capital stock or other equity interests to the Company or Company Holdco or any other wholly-owned Subsidiary of the Company or Company Holdco; and (H) issuances of any Company Common Stock in connection with a redemption of Company Holdco Units in accordance with the Company Holdco LLC Agreement;

(iii)  amend the Company’s Organizational Documents or amend the Organizational Documents of any of the Company’s Subsidiaries or form any new Subsidiary of the Company;

(iv)  (A) merge, consolidate, combine or amalgamate with any Person other than between wholly-owned Subsidiaries of the Company or Company Holdco or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (x) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement and set forth on Schedule 6.1(b)(iv) of the Company Disclosure Letter, (y) acquisitions of supplies or materials (other than Bitcoin miners) in the ordinary course of business consistent with past practices or (z) acquisition of Intellectual Property rights pursuant to non-exclusive licenses in the ordinary course of business consistent with past practices;

(v) sell, lease or otherwise dispose of (including by virtue of failure to exercise any lease renewal options), or agree to sell, lease or otherwise dispose of, any assets or properties (x) that are neither Bitcoin miners nor electrical equipment of any substation, transformer, data center or other infrastructure between any substation and data center and (y) for which the consideration is less than $1,000,000 individually or $4,000,000 in the aggregate; other than (A) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement and set forth on Schedule 6.1(b)(v) of the Company Disclosure Letter, (B) sales, leases or other dispositions among the Company and its wholly owned Subsidiaries (or Company Holdco and its wholly owned Subsidiaries) or among wholly owned Subsidiaries of the Company (or Company Holdco), or (C) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice;

(vi) acquire any material real property;

(vii) adopt a plan of complete or partial liquidation or dissolution or effect a reorganization, of the Company or any of its Subsidiaries, other than such transactions among wholly-owned Subsidiaries of the Company or Company Holdco;

(viii) change in any material respect their material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(ix) except in the ordinary course of business: (A) make, change or revoke any material Tax election, (B) change an annual Tax accounting period, (C) adopt or change any material Tax accounting method, (D) file any material amended Tax Return, (E) enter into any material closing agreement with a Taxing Authority, (F) settle or compromise any material Tax liability of the Company or any of its Subsidiaries; or (G) consent to any extension or waiver of the statute of limitation period applicable to any claim or assessment with respect to Taxes of the Company or any of its Subsidiaries;

(x) (A) subject to the restrictions under Section 6.1(b)(ii), grant any equity or equity-based awards or increase the compensation or benefits provided to any current or former directors, officers, employees or other individual service providers with annual compensation in excess of $150,000, except as required by applicable Law, pursuant to a Company Plan existing as of the date hereof, or as permitted by this Agreement; (B) pay or agree to pay any current or former director, officer, employee or other individual service provider, any pension, retirement allowance or other employee benefit not required by the terms of any Company Plan or applicable Law existing as of the date hereof; (C) grant or provide any change in control, severance, termination, retention or similar payments or benefits to any current or former director, officer, employee or other individual service provider, in each case except as required by applicable Law, pursuant to a Company Plan existing as of the date hereof, or as permitted by this Agreement; (D) establish, adopt, enter into, terminate or amend any new or any existing Company Plan or any plan, agreement, program, policy or other arrangement that would be a Company Plan if it were in existence as of the date hereof, other than (x) in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs and (y) offer letter agreements for employees hired following the date of this Agreement where such agreements do not provide for severance or termination benefits except as required by applicable Law; or (E) amend or modify any performance criteria, metrics or targets under any Company Plan such that, as compared to those criteria, metrics or targets under any Company Plan in effect as of the date of this Agreement, the performance criteria, metrics or targets would reasonably be expected to be more likely to be achieved than in the absence of such amendment or modification;

(xi) (A) modify, renew, extend, or enter into any labor union agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or (B) voluntarily recognize or certify any labor union, labor organization, works council, or other representative of a group of employees of the Company or its Subsidiaries as the collective bargaining representative for any employees of the Company or its Subsidiaries;

(xii) (A) hire or engage, or make an offer to hire or engage, any individual as, or terminate the employment or services of, an officer, employee, or other individual service provider of the Company or any of its Subsidiaries with an annual base salary or fees in excess of $150,000 (other than hiring “at-will” employees or service providers without severance or hiring or engaging, or making an offer to hire or engage, any individual to replace an officer, employee or individual service providers who has resigned or had his or her employment or engagement terminated on the same or substantially similar terms and conditions of employment or engagement, as applicable, as similarly-situated individuals of the Company and its Subsidiaries or the person being replaced, including base compensation or fee arrangement and bonus opportunity, if applicable); or (B) other than for cause (consistent with past practice), terminate the employment or engagement of any current officer, employee or individual service provider of the Company or any of its Subsidiaries with an annual base salary or fees in excess of $150,000;

(xiii) waive, release, amend or fail to enforce the restrictive covenant obligations of any current or former employee, independent contractor, officer or director of the Company or its Subsidiaries;

(xiv) other than in the ordinary course of business consistent with past practice, incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any material Encumbrances on any material property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances;

(xv) (A) enter into any contract that would be a Company Contract if it were in effect on the date of this Agreement, except in the ordinary course of business consistent with past practice and as would not prevent or materially delay the consummation of the Transactions, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract, in a manner that is materially adverse to the Company and its Subsidiaries, taken as a whole, or which could prevent or materially delay the consummation of the Transactions;

(xvi) settle or offer or propose to settle, any Proceeding (excluding any audit, claim or other Proceeding in respect of Taxes) other than the settlement of such Proceedings involving only the payment of monetary damages (to the extent not covered by insurance) by the Company or any of its Subsidiaries of any amount exceeding $500,000 individually or $1,000,000 in the aggregate and involving no admission of wrongdoing or injunctive or other equitable relief;

(xvii) make any capital expenditures or incur any obligations or liabilities in respect thereof during any fiscal quarter in excess of the amount set forth on Schedule 6.1(b)(xvii) of the Company Disclosure Letter with respect to such fiscal quarter;

(xviii) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(xix) amend, modify, terminate, or enter into any agreement with respect to, the Tax Receivable Agreement (for the avoidance of doubt, other than as contemplated by the TRA Waiver) or the TRA Waiver (for the avoidance of doubt, other than as contemplated thereby); or

(xx) agree to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of Parent Business Pending the Merger.

(a) Except as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, as permitted or required by this Agreement, as may be required by applicable Law, or otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Interim Period, Parent covenants and agrees that it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course; provided, however, that no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b) Except as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, as permitted or required by this Agreement, as may be required by applicable Law, or otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Interim Period, Parent shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for dividends and distributions by a direct or indirect wholly-owned Subsidiary of Parent to Parent or another direct or indirect wholly-owned Subsidiary of Parent; (B) split, combine or reclassify any capital stock of, or other equity interests in Parent or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of Parent); or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any Subsidiary of Parent, except as required by the terms of any capital stock or equity interest of a Subsidiary or as contemplated by any Parent Plan in each case existing as of the date of this Agreement;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any equity interests in Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such equity interests, other than: (A) the issuance of Parent Common Shares upon the vesting or lapse of any restrictions on any shares of Parent RSUs or Parent Options or other awards granted under the Parent Equity Plan and outstanding on the date hereof or issued in compliance with clause (B) below; (B) issuances of awards granted under the Parent Equity Plan in the ordinary course of business consistent with past practice; (C) issuances by a wholly-owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly-owned Subsidiary of Parent; (D) the issuance of Parent Common Shares pursuant to the Parent ATM Agreement; or (E) issuances of securities of Parent in accordance with Schedule 6.2(b)(ii) of the Parent Disclosure Letter;

(iii) amend Parent’s Organizational Documents in a manner that would adversely affect the Company or its stockholders disproportionately as compared to Parent and its stockholders or in a manner that would adversely affect the ability of Parent, BMS or Merger Sub to consummate the Merger;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than between wholly-owned Subsidiaries of Parent or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, if the taking of such action in either of the foregoing clause (A) or (B) would reasonably be expected (at the time such action is taken) to prevent, materially delay or impede the consummation of the Merger, in each case other than (x) pursuant to an agreement of Parent or any of its Subsidiaries in effect on the date of this Agreement, (y) acquisitions for which the consideration is less than $250,000,000 in the aggregate (provided that Parent shall consult with the Company with respect to any such acquisition pursuant this clause (y) to the extent reasonably practicable and permitted by applicable Law) or (z) acquisitions and licenses in the ordinary course of business;

(v) adopt a plan of complete or partial liquidation or dissolution, of Parent or any of its Subsidiaries, other than such transactions among wholly-owned Subsidiaries of Parent; or

(vi) agree to take any action that is prohibited by this Section 6.2(b).

6.3 No Solicitation.

(a) During the Interim Period, the Company will, and will cause the Company’s Subsidiaries and instruct its Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to a Competing Proposal.

(b) During the Interim Period, the Company will not, and will cause the Company’s Subsidiaries and will instruct its Representatives not to, directly or indirectly (i) initiate, solicit or knowingly encourage the making of a Competing Proposal; (ii) engage in any discussions with any Person with respect to a Competing Proposal; (iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Competing Proposal; (iv) enter into any letter of intent or agreement in principal, or other agreement providing for a Competing Proposal (other than a confidentiality agreement entered as provided in Section 6.3(e)(ii)); or (v) release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to allow such Person to make or amend a Competing Proposal; provided, however, that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and (B) in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c) During the Interim Period, the Company shall advise Parent of the receipt by the Company of any Competing Proposal made on or after the date of this Agreement, any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Competing Proposal in each case within twenty-four (24) hours thereof, and the Company shall provide to Parent (within such twenty-four (24) hour timeframe) (i) a copy of any such Competing Proposal if made in writing provided to the Company or any of its Subsidiaries or (ii) if any such Competing Proposal is made orally, a written summary of the material financial and other terms of such Competing Proposal. Thereafter the Company shall keep Parent reasonably informed with respect to the status and material terms of any such Competing Proposal and any material changes to the status of any such discussions or negotiations.

(d) Except as permitted by Section 6.3(e), the Company Board, including any committee thereof, agrees it shall not (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, in a manner adverse to Parent, or fail to affirm without qualification at the request of Parent, the Company Board Recommendation; or (ii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Competing Proposal (the taking of any action described in clauses (i) and (ii) being referred to as a “Company Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i) after consultation with its outside legal counsel, make such disclosures as the Company Board or any committee thereof determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Proxy Statement/Prospectus by applicable U.S. federal securities Laws; provided, however, that neither the Company nor the Company Board shall, except as expressly permitted by Section 6.3(e)(iii) or Section 6.3(f), effect a Company Change of Recommendation including in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii) prior to the receipt of the Company Stockholder Approval, engage in the activities prohibited by Sections 6.3(b)(i), 6.3(b)(ii) or 6.3(b)(iii) with any Person who has made a written bona fide Competing Proposal that did not result from a breach of this Section 6.3; provided, however, that (A) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal is, or could reasonably be expected to lead to, a Superior Proposal, (B) no non-public information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its legal counsel (provided, further, that such confidentiality agreement does not contain provisions that prohibits the Company from complying with the provisions of this Section 6.3), and (C) any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within twenty-four (24) hours) after) the time such information is made available to such Person;

(iii) prior to the receipt of the Company Stockholder Approval, in response to a Competing Proposal that did not result from a breach of this Section 6.3, if the Company Board (or any committee thereof) so chooses, cause the Company to effect a Company Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(d), if prior to taking such action (A) the Company Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Competing Proposal is a Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by Parent in response to such Competing Proposal), (B) the Company Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable Law, and (C) the Company shall have given notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal, and, that the Company intends to take such action, and either (1) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the fifth (5th) Business Day after the date on which such notice is given to Parent, or (2) if Parent within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board (or any committee thereof), after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that the Competing Proposal remains a Superior Proposal with respect to Parent’s revised proposal; provided, however, that each time material modifications to the financial terms of a Competing Proposal determined to be a Superior Proposal are made the time period set forth in this clause (C) prior to which the Company may effect a Company Change of Recommendation or terminate this Agreement shall be extended for forty-eight (48) hours after notification of such change to Parent; and

(f) Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Company Stockholder Approval, in response to an Intervening Event, the Company may, if the Company Board (or any committee thereof) so chooses, effect a Company Change of Recommendation if prior to taking such action (i) the Company Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable Law, (ii) the Company shall have given notice to Parent that the Company has determined that an Intervening Event has occurred or arisen (which notice will reasonably describe such Intervening Event) and that the Company intends to effect a Company Change of Recommendation, and either (A) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the fifth (5th) Business Day after the date on which such notice is given to Parent, or (B) if Parent within the period described in the foregoing clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board (or any committee thereof), after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Company Board to effect a Company Change of Recommendation and that the failure to make a Company Change of Recommendation would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable Law.

6.4 Preparation of Registration Statement and Proxy Statement/Prospectus.

(a) The Company shall promptly prepare (with Parent’s reasonable cooperation) a Proxy Statement/Prospectus (as part of the Registration Statement), and Parent shall promptly prepare and file with the SEC (with the Company’s reasonable cooperation) the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus; provided, however, that each of the Company and Parent shall furnish such Registration Statement or Proxy Statement/Prospectus, as applicable, to the other and give the other and its legal counsel and other advisors a reasonable opportunity to review such Registration Statement or Proxy Statement/Prospectus, as applicable, prior to filing with the SEC and shall accept all reasonable additions, deletions or changes suggested by the other in connection therewith. Each of the Company and Parent shall notify the other of the receipt of any comments of the SEC staff with respect to the Registration Statement or Proxy Statement/Prospectus, as applicable, and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the other, as promptly as reasonably practicable, copies of all written correspondence between the Company or Parent or any representative thereof and the SEC with respect to the Registration Statement or Proxy Statement/Prospectus, as applicable. If comments are received from the SEC staff with respect to the Registration Statement or Proxy Statement/Prospectus, the Company or Parent shall respond as promptly as reasonably practicable to the comments of the SEC. Each of the Company or Parent shall provide the other and its legal counsel with a reasonable opportunity to review any amendment or supplement to the Registration Statement or Proxy Statement/Prospectus prior to filing with the SEC and shall accept all reasonable additions, deletions or changes suggested by the other in connection therewith. Each of the Company and Parent shall promptly provide the other with such information as may be required to be included in the Registration Statement or Proxy Statement/Prospectus, as applicable, or as may be reasonably required to respond to any comment of the SEC staff. After all the comments received from the SEC have been cleared by the SEC staff and all information required to be contained in the (i) Registration Statement has been included therein by Parent, Parent shall file the Registration Statement and use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC) and (ii) Proxy Statement/Prospectus has been included therein by the Company, as promptly as practicable after the Registration Statement shall have become effective the Company shall file the definitive Proxy Statement/Prospectus with the SEC and cause the Proxy Statement/Prospectus to be mailed (including by electronic delivery if permitted) to its stockholders of record, as of the record date established by the Company Board.

6.5 Stockholders Meeting.

(a) The Company shall call, hold and convene a meeting of its stockholders to consider the adoption of this Agreement, to be held as promptly as reasonably practicable after the mailing of the Proxy Statement/Prospectus to the Company’s stockholders. Except as permitted by Section 6.3, the Company Board shall recommend that the stockholders of the Company approve and adopt this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement, and the Proxy Statement/Prospectus shall include a statement to the effect that the Company Board has made the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that the Company Stockholders Meeting shall not be adjourned or postponed (x) to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled without Parent’s prior written consent or (y) to a date on or after two (2) Business Days prior to the End Date.

(b) Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, the Company agrees that its obligations to hold the Company Stockholders Meeting, pursuant to this Section 6.5 shall not be affected by the making of a Company Change of Recommendation and its obligations pursuant to this Section 6.5 shall not be affected by the commencement, announcement, disclosure, or communication to the Company of any Competing Proposal or the occurrence or disclosure of any Intervening Event.

6.6 Access to Information.

(a) During the Interim Period, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the Company and its Subsidiaries, and to their books, records (other than records covered by the Heath Insurance Portability and Accountability Act), contracts and documents, and the Company shall, and shall cause each of the Company’s Subsidiaries to, furnish reasonably promptly to Parent and its Representatives such information concerning the Company and its Subsidiaries’ business, governance, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent. Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties. Notwithstanding anything to the contrary herein, (i) the Company shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to Parent or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement; provided that the Company shall use its commercially reasonable efforts to provide the applicable information in a way that would not jeopardize such privilege or violate such Law or contract or agreement; (ii) Parent and its Representatives shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the Company or its Subsidiaries without the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion; and (iii) to the extent the Company is obligated to provide Parent or its Representatives with physical access to the officers, key employees, agents, properties, offices and other facilities of the Company and its Subsidiaries, and to their books, records, contracts and documents pursuant to this Section 6.6, the Company may instead provide such access by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law. Each of Parent and the Company agrees that it will not, and will cause their respective Representatives not to, use any information obtained pursuant to this Section 6.6 for any purpose unrelated to the consummation of the Transactions.

(b) The Non-Disclosure Agreement dated as of January 8, 2024, between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement until the later of (i) the termination of the Confidentiality Agreement according to its terms and (ii) the Closing, and shall apply to all information furnished thereunder or hereunder. All information provided to either Parent or the Company or their respective Representative pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement.

6.7 HSR and Other Approvals.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Section 6.7(b), and not this Section 6.7(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities, and submit to or obtain from other third parties, as applicable, all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Notwithstanding the foregoing, in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy Statement/Prospectus).

(b) The Parties shall cooperate in good faith and jointly determine no later than forty-five (45) days following the execution of this Agreement whether pre-merger filings are required under the HSR Act. If the Parties determine that such filings are required, the Parties shall make these filings no later than ten (10) Business Days following the date of such determination. As promptly as reasonably practicable, the Parties shall make the filings and notifications as may be required by foreign competition laws and merger regulations (the “Competition Law Notifications”). Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration of any applicable waiting period under the HSR Act or any Competition Law Notifications. Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act, any Competition Law Notifications or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority.

(c) Notwithstanding anything herein to the contrary, Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets; provided, however, that any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger) (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the End Date. In the event that any action is threatened or instituted challenging the Merger as violative of any Antitrust Law, Parent shall (A) take such action, including any Divestiture Action, as may be necessary to avoid, resist or resolve such action; and (B) defend, at its cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement. Parent shall be entitled to direct any Proceedings with any Antitrust Authority or other Person relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein. In addition, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date. Notwithstanding anything to the contrary in this Agreement, Parent shall not be required to agree to any action required in this Section 6.7(c) (including any Divestiture Actions) that would, individually or taken together, reasonably be expected to have a material adverse effect on Parent (including its Affiliates) or the Company (including its Affiliates). The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.7(c) so as to preserve any applicable privilege.

(d) Without limiting the generality of Section 6.7(a), the Company shall (1) as promptly as reasonably practicable after the Effective Time prepare and in no event later within 10 Business Days after the date of this Agreement cause the Scrubgrass Project Company and the Panther Creek Project Company to file with FERC the “informational filing” required under Section 2 of the PJM Tariff and a request for a waiver of the 90-day period set forth on Schedule 2 of the PJM Tariff (collectively the “Reactive Power Filing”) and (2) as promptly as reasonably practicable after the Effective Time prepare and in no event later than 10 calendar days after the Effective Time, cause the Scrubgrass Project Company and the Panther Creek Project Company to provide to PJM all information required by Section 2 of PJM Manual 14D by the deadlines set forth therein. Parent shall assist the Company as is reasonably necessary in the preparation of such information to be provided pursuant to clause (ii) above.

6.8 Employee Matters.

(a) For a period of twelve (12) months following the Closing Date, Parent shall cause each individual who is employed as of the time immediately prior to the Closing Date by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Parent or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) to be provided with (i) base compensation (salary or wages, as applicable), that is no less favorable than that in effect for such Company Employee immediately prior to the Closing Date, (ii) annual cash bonus opportunities at targets that are no less favorable than those in effect for such Company Employee immediately prior to the Closing Date and (iii) retirement and health and welfare benefits that are substantially comparable in the aggregate to those provided by the Parent or its Subsidiaries to similarly situated employees of the Parent and Subsidiaries immediately prior to the Closing Date.

(b) From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to credit the Company Employees for purposes of vesting, eligibility and benefit accrual under the Parent Plans (other than (i) for benefit accrual purposes under any “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) any long term incentive plan, and (iii) for eligibility purposes under any retiree medical benefits or post-employment welfare arrangement, or (iv) to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Plan immediately prior to the Closing Date.

(c) From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to use commercially reasonable efforts to(i) waive any limitation on health and welfare coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare Parent Plan to the extent such Company Employee and his or her eligible dependents are covered under a Company Plan immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Company Plan and (ii) give each Company Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred and contributions to flexible spending accounts prior to the Closing Date for which payments or contributions have been made, in each case, to the extent permitted by the applicable insurance plan provider.

(d) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries, to honor their respective obligations under all employment, severance, retention, bonus, change in control, and other agreements, if any, between the Company (or a Subsidiary thereof) and any individual employed on or prior to the Closing Date by the Company or a Subsidiary thereof.

(e) For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Closing occurs, Parent will cause the Surviving Corporation or one of its Subsidiaries to honor all unused vacation and other paid time off days accrued or earned by such Company Employee as of the Closing Date for the calendar year in which the Closing Date occurs. Company Employees shall continue to accrue vacation and other paid time off consistent with applicable policies of the Company and its Subsidiaries following the Closing.

(f) If requested by Parent at least ten (10) Business Days prior to the Closing Date, the Company shall take all actions necessary to cause the Company to terminate the Company’s tax-qualified defined contribution 401(k) retirement plan (the “Company 401(k) Plan”), or cause such plan to be terminated, effective as of no later than the day immediately preceding the Closing Date, and contingent upon the occurrence of the Closing, and provide that participants in the Company 401(k) Plan shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the date such plan is terminated. If such request to terminate the Company 401(k) Plan is made, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (effective no later than immediately prior to the Closing Date and contingent on the Closing) pursuant to resolutions of Company.  The form and substance of such resolutions shall be subject to prior review by Parent.

(g) Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.8 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third-party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.8) under or by reason of any provision of this Agreement.

6.9 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise (which shall be assumed by the Surviving Corporation), from the Effective Time until the sixth anniversary of the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after, the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law. For a period of six (6) years following the Effective Time, Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. For a period of six (6) years following the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of the Indemnified Persons existing immediately prior to the Effective Time.

(b) Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided that in no event shall Parent be required to spend more than 300% (the “Cap Amount”) of the last annual premium paid by the Company prior to the date hereof (the amount of such premium being set forth on Schedule 6.9(b) of the Company Disclosure Letter) per policy year of coverage under such tail policy; provided, further, that if the cost per policy year of such insurance exceeds the Cap Amount, Parent shall purchase as much coverage per policy year as reasonably obtainable for the Cap Amount.

(c) In the event that Parent, the Surviving Corporation or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons. The rights of the Indemnified Persons under this Section 6.9 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law.

6.10 Agreement to Defend; Stockholder Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Transactions or seeks damages in connection therewith, the Parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto. The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any stockholder litigation against the Company and its directors relating to any Transaction; provided that no such settlement shall be agreed to without Parent’s consent, which shall not be unreasonably withheld, conditioned or delayed.

6.11 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, (i) a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures with respect to the Merger or any of the other Transactions (a) if required by applicable Law or (b) if required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded; provided, in each case, such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; (ii) each of Parent and the Company may, without consultation with or consent of the other Party, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements or announcements are consistent with (and not materially expansive of) previous press releases, public disclosures or public statements or announcements made jointly by the Parties (or individually, if approved by the other Party); (iii) the Company shall not be required by any provision of this Agreement to consult with or obtain any approval from Parent with respect to a public announcement or press release issued in connection with the receipt and existence of a Competing Proposal and matters related thereto or a Company Change of Recommendation, other than as set forth in Section 6.3; and (iv) neither Parent nor the Company need to consult with (or obtain the consent of) the other Party in connection with any press release, public statement or filing in connection with any Proceeding between Parent and the Company related to this Agreement or any of the Transactions.

6.12 Tax Matters. At or prior to the Closing, the Company shall use commercially reasonable efforts to obtain a valid IRS Form W-9 from each holder of Company Holdco Units (other than the Company).

6.13 Reasonable Best Efforts; Notification.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions, including taking all reasonable actions necessary to satisfy the respective conditions set forth in Article VII.

(b) Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly (i) furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions), and (ii) giving written notice to the other Party upon becoming aware (x) that any representation or warranty made by it in this Agreement, or in the case of Parent, by it, BMS or Merger Sub, has become untrue or inaccurate or (y) of any failure by it, or in the case of Parent, by it, BMS or Merger Sub, to comply with or satisfy any covenant, obligation or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) (with respect to Parent) or Section 7.3(a) or Section 7.3(b) (with respect to the Company) to fail to be satisfied.

6.14 Section 16 Matters. Prior to the Effective Time, Parent, BMS, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.

6.15 Takeover Laws. The Company will not take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.16 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Common Shares to be issued in the Merger to be approved for listing on the TSX and NASDAQ, subject to customary conditions and official notice of issuance.

6.17 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

6.18 Treatment of Company Indebtedness.

(a) During the period from the date of this Agreement to the Closing Date, to the extent requested by Parent, the Company shall, at the sole expense of Parent, use reasonable best efforts to promptly obtain any consents or amendments as necessary to permit the consummation of the Transactions (in the manner as set forth in this Agreement) under the Company Credit Agreement, which shall be in form and substance reasonably satisfactory to Parent (the “COC Amendment”); provided that, notwithstanding anything to the contrary contained herein, (A) the operative provisions of the COC Amendment to permit the consummation of the Transactions and the payment of any fees by Parent or its Subsidiaries in connection therewith shall, in each case, be conditioned upon the occurrence of the Closing and (B) the obtaining of the COC Amendment shall not be a condition to the consummation of the Transactions. In addition, prior to the Closing Date, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, at the sole expense of Parent, provide all customary cooperation and all customary historical financial information, in each case that is reasonably requested by Parent or its Affiliates in connection with the COC Amendment and the Transactions or any other transaction undertaken in connection therewith to the extent such financial information is reasonably available to the Company and its Subsidiaries.

(b) If the COC Amendment is not obtained prior to the date that is five (5) Business Days prior to the Closing Date, then at least two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent fully executed copies of payoff letters (the “Payoff Letters” and each, a “Payoff Letter”), in a form and substance reasonably acceptable to Parent, from the lenders, or the administrative agent (or similar Person) on behalf of the lenders, under the Company Credit Agreement and the B&M Note, as applicable. Such Payoff Letters shall (a) confirm the aggregate outstanding amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or any other outstanding and unpaid Indebtedness and other obligations under the Company Credit Agreement and B&M Note, as applicable, as of the anticipated Closing Date (and the daily accrual of interest thereafter) (the “Payoff Amount”), (b) contain payment instructions, (c) state that, upon receipt of the Payoff Amount in accordance with such Payoff Letters, such Indebtedness and all related loan documents shall be discharged and terminated, (d) provide that all Encumbrances (including mortgages) and guarantees in connection with such Indebtedness relating to the assets or properties of the Company or any of its Subsidiaries under such Indebtedness shall be released and terminated upon payment of the Payoff Amount on the Closing Date and (e) provide for the return of all possessory collateral (if any) in connection with such Indebtedness (to the extent reasonably practicable, on the Closing Date). Notwithstanding the foregoing, it is agreed and understood that (i) no such Indebtedness and/or other obligations under the Company Credit Agreement or B&M Note shall be required to be paid or otherwise satisfied pursuant to the Payoff Letters prior to the Closing, and (ii) prior to or substantially concurrent with the Closing, Parent shall pay and satisfy the outstanding Indebtedness under the Company Credit Agreement and B&M Note as set forth in the applicable Payoff Letter at Parent’s sole cost and expense.

(c) The Company shall deliver to Parent at least two (2) Business Days prior to the Closing Date copies of release letters with respect to the Specified Debt Agreements in customary form reasonably satisfactory to Parent, which release letters shall evidence the satisfaction, release and discharge of all Indebtedness and other obligations of the Company and each of its Subsidiaries under the Specified Debt Agreements and any related loan documents and, to the extent any obligations of any Person thereunder are secured by an Encumbrance on any assets or property of the Company or any of its Subsidiaries, a statement by the holders of the Indebtedness under the Specified Debt Agreements (or an agent or other representative on their behalf) that such Encumbrances have been released. Prior to the Closing, the Company shall have obtained documents (including an authorization for the Company and its designees to file Uniform Commercial Code termination statements, executed terminations and releases of outstanding Encumbrances on the assets or property of the Company or any of its Subsidiaries created in connection with the Specified Debt Agreements) as are reasonably necessary to evidence the release of such Encumbrances in accordance with such release letters.

Article VII
CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company.

(b) Listing. The Parent Common Shares to be issued in the Merger shall have been approved for listing on the TSX and NASDAQ (or any successor inter-dealer quotation system or stock exchange thereto) subject to customary conditions and official notice of issuance; provided, however, that Parent shall not be entitled to invoke this condition if it has not complied in all material respects with Section 6.16.

(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order.

(d) Regulatory Approval. (i) Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and (ii) the Consents from Governmental Entities shall have been obtained, and the filings and petitions with Governmental Entities shall have been made, in each case as set forth on Schedule 4.4 of the Company Disclosure Letter.

(e) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

7.2 Additional Conditions to Obligations of Parent, BMS and Merger Sub. The obligations of Parent, BMS and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. (i) The Company Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that the Company Fundamental Representations that speak as of a specified date shall have been true and correct in all material respects only as of such date); (ii) the representations and warranties of the Company set forth in Section 4.2(a) (Capital Structure) and Section 4.6(a) (Absence of Certain Changes or Events) shall be true and correct (except, with respect to Section 4.2(a) (Capital Structure) for any de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct (except, with respect to Section 4.2(a) (Capital Structure) for any de minimis inaccuracies) only as of such date); and (iii) all other representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except, in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

(d) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a), (b) and (c) have been satisfied.

(e) Certain Conditions. The conditions set forth on Schedule 7.2(e) of the Company Disclosure Letter shall have been satisfied.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Parent, BMS and Merger Sub. (i) The Parent Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that the Parent Fundamental Representations that speak as of a specified date shall have been true and correct in all material respects only as of such date); (ii) the representations and warranties of Parent, BMS and Merger Sub set forth in Section 5.2(a) (Capital Structure) and Section 5.6(a) (Absence of Certain Changes or Events) shall be true and correct (except, with respect to Section 5.2(a) (Capital Structure) for any de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct (except, with respect to Section 5.2(a) (Capital Structure) for any de minimis inaccuracies) only as of such date); and (iii) all other representations and warranties of Parent, BMS and Merger Sub set forth in Article V of this Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except, in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent, BMS and Merger Sub. Parent, BMS and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement on or prior to the Effective Time.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

(d) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a), (b) and (c) have been satisfied.

7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

Article VIII
TERMINATION

8.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval has been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Merger shall not have been consummated on or before 5:00 p.m. New York, New York time, on May 21, 2025 (such date being the “End Date”); provided, however, that (A) if, at 5:00 p.m. New York, New York time, on May 21, 2025, either (x) the condition set forth in Section 7.1(c), or (y) if the condition set forth in Section 7.1(c) has been satisfied or waived after February 21, 2025, the condition set forth in Section 7.1(a), has not been satisfied or waived, then the End Date shall be automatically extended, without any further action on the part of any Party, to August 21, 2025 and (B) the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Merger to occur on or before such date;

(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Sections 7.2(a) or (b) or Section 7.3(a) or (b), as applicable (and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) three (3) Business Days prior to the End Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv) if the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof; or

(c) by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or any committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement);

(d) by the Company, prior to, but not after, the time the Company Stockholder Approval is obtained, in order to enter into a definitive agreement with respect to a Superior Proposal; provided, however, that the Company shall have contemporaneously with such termination tendered payment to Parent of the fee pursuant to Section 8.3(b) and the Company has complied in all material respects with Section 6.3; or

(e) by the Company, if (i) all of the conditions set forth in Section 7.1 and Section 7.2 are satisfied or validly waived (other than those conditions that by their terms are to be satisfied at the Closing, so long as such conditions are at the time of termination capable of being satisfied at the Closing), (ii) Parent fails to consummate the Merger by the date on which Parent is required to consummate the Closing pursuant to Section 2.4, (iii) the Company irrevocably confirms to Parent in writing, following the date on which the Closing is required to occur pursuant to Section 2.4, that it stands ready, willing and able to consummate the Closing and that all of the closing conditions set forth in Section 7.3 have been satisfied or validly waived and (iv) Parent fails to consummate the Closing on or prior to the third Business Day following receipt of such irrevocable written confirmation of the Company referred to in clause (iii).

8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.6(b), Section 6.18(a), Section 8.3 and Articles I and IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein but subject to Section 8.3(e), no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or fraud.

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b) If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation) or (ii) the Company terminates this Agreement pursuant to Section 8.1(d) (Superior Proposal), then the Company shall pay Parent the Company Termination Fee (in the form of either, at the election of the Company: (x) cash by wire transfer of immediately available funds to an account designated by Parent and/or (y) Bitcoin to a Bitcoin wallet designated by Parent). If the fee is payable pursuant to clause (i) of the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after the termination of this Agreement, and if the fee is payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(c) If (i) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Competing Proposal shall have been publicly announced or publicly disclosed and not been withdrawn prior to the Company Stockholders Meeting, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Competing Proposal or consummates a Competing Proposal (in each case, whether or not such Competing Proposal is the same Competing Proposal referred to in clause (i) above), then the Company shall pay Parent the Company Termination Fee (in the form of either, at the election of the Company: (x) cash by wire transfer of immediately available funds to an account designated by Parent and/or (y) Bitcoin to a Bitcoin wallet designated by Parent) no later than three (3) Business Days after the earlier to occur of the entry into such definitive agreement or consummation of such Competing Proposal. For purposes of this Section 8.3(c), any reference in the definition of Competing Proposal to “15%” shall be deemed to be a reference to “50%.” If the Company fails to timely pay the Company Termination Fee under this Section 8.3(c) or Section 8.3(b) and Parent obtains a final, non-appealable judgment against the Company for the Company Termination Fee or any portion thereof, then the Company shall pay Parent (in addition to the Company Termination Fee or portion thereof deemed owing) its costs and expenses (including reasonable and documented out-of-pocket attorney’s fees and disbursements) in connection with such suit.

(d) If the Company terminates this Agreement pursuant to Section 8.1(e) (Closing Failure), then Parent shall pay the Company the Parent Termination Fee (in the form of either, at the election of Parent: (x) cash by wire transfer of immediately available funds to an account designated by the Company and/or (y) Bitcoin to a Bitcoin wallet designated by the Company). The fee shall be paid no later than three (3) Business Days after the termination of this Agreement. If Parent fails to timely pay the Parent Termination Fee under this Section 8.3(d) and the Company obtains a final, non-appealable judgment against Parent for the Parent Termination Fee or any portion thereof, then Parent shall pay the Company (in addition to the Parent Termination Fee or portion thereof deemed owing) the Company’s costs and expenses (including reasonable and documented out-of-pocket attorney’s fees and disbursements) in connection with such suit.

(e) Notwithstanding anything to the contrary in this Agreement, (i) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same time or at different times and upon the occurrence of different events, and (ii) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable pursuant to more than one provision of this Agreement at the same time or at different times and upon the occurrence of different events. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. The Parties agree that (i) if this Agreement is validly terminated in accordance with Section 8.1 in the circumstances under which a Parent Termination Fee is payable pursuant to Section 8.3(d), the Company’s right to receive such Parent Termination Fee from Parent (plus, if such Parent Termination Fee is not timely paid, the costs and expenses described in Section 8.3(d)) shall be the sole and exclusive remedies of the Company and its Subsidiaries against Parent, BMS and Merger Sub and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated or any matter forming the basis for such termination (including Willful and Material Breach), and upon payment of such amount, none of Parent, BMS and Merger Sub or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, and (ii) if this Agreement is validly terminated in accordance with Section 8.1 in the circumstances under which a Company Termination Fee is payable pursuant to Section 8.3(b) or Section 8.3(c), Parent’s right to receive the Company Termination Fee from the Company (plus, if the Company Termination Fee is not timely paid, the costs and expenses described in Section 8.3(c)) shall be the sole and exclusive remedies of Parent, BMS and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation. Nothing in this Section 8.3(e) shall limit the rights of Parent, BMS, Merger Sub or the Company under Section 9.11 prior to the termination of this Agreement.

Article IX
GENERAL PROVISIONS

9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX and the agreements of the Parties in Articles II and III, and Section 4.26 (No Additional Representations), Section 5.23, (No Additional Representations), the last sentence of Section 6.6(a) (Access to Information), Section 6.6(b) (Confidentiality), Section 6.8 (Employee Matters), Section 6.9 (Indemnification; Directors’ and Officers’ Insurance) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to Parent, BMS or Merger Sub, to:

Bitfarms Ltd.
110 Yonge Street, Suite 1601
Toronto, Ontario, Canada M5C 1T4
Attention:	Ben Gagnon
E-mail:	xxxxxx@xxxxxx.com

with a required copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Christopher M. Barlow
E-mail:	xxxxxx@xxxxxx.com

(ii) if to the Company, to:

Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, NY 10022
Attention:	Greg Beard; Matt Usdin
E-mail:	xxxxxx@xxxxxx.com;
xxxxxx@xxxxxx.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP
845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attention:	Stephen M. Gill
E-mail:	xxxxxx@xxxxxx.com

and

Vinson & Elkins LLP
2001 Ross Avenue, Suite 3900
Dallas, Texas 75201
Attention:	D. Alex Robertson
E-mail:	xxxxxx@xxxxxx.com

9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty, or as an exception to Section 6.1 or Section 6.2, as applicable, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties, or all other subclauses of Section 6.1 or Section 6.2, as applicable, to the extent that the relevance of such item to such other representations or warranties, or to such other subclauses of Section 6.1 or Section 6.2, as applicable, is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to New York, New York time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. “Made available” means that such information, document or material was: (a) filed with the SEC and publicly available on Edgar at least 48 hours prior to the execution of this Agreement; or (b) made available for review by the other Party or the other Party’s Representatives in-person or in a virtual data room at least 48 hours prior to the execution of this Agreement. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; and (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that (a) if the Closing occurs, from and after the Effective Time, the holders of Company Common Stock, Company RSUs, Company Options and Company Warrants shall be third-party beneficiaries of, and shall be entitled to rely on, Article III solely with respect to the right to receive the consideration to which such holders are entitled under Article III and (b) the Indemnified Persons shall be third-party beneficiaries of, and shall be entitled to rely on, Section 6.9.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether limited or general partners, members, stockholders or otherwise), and any Affiliate thereof, and (b) any director, officer, employee, Representative or agent of (i) the Company, or (ii) any Person who controls the Company. Except as provided in a binding agreement between any Company Affiliate and Parent, BMS and/or Merger Sub, no Company Affiliate shall have any liability or obligation to Parent, BMS and Merger Sub of any nature whatsoever in connection with or under this Agreement or the Transactions contemplated hereby or thereby, and Parent, BMS and Merger Sub hereby waive and release all claims of any such liability and obligation. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in Parent (whether stockholders or otherwise) and any Affiliate thereof, and (y) any director, officer, employee, Representative or agent of (i) Parent or (ii) any Person who controls Parent. No Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby or thereby, and the Company hereby waive and release all claims of any such liability and obligation.

9.11 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action. Any Party may simultaneously pursue both the payment of the Company Termination Fee (or monetary damages for fraud or the Company’s Willful and Material Breach in circumstances in which the Company Termination Fee is not payable pursuant to Section 8.3) or the Parent Termination Fee, as applicable, and a grant of specific performance to consummate the Closing, but under no circumstances shall a Party be permitted or entitled to receive both the indefeasible payment in full of the Company Termination Fee (or monetary damages for fraud or the Company’s Willful and Material Breach in circumstances in which the Company Termination Fee is not payable pursuant to Section 8.3) or the Parent Termination Fee, as applicable, and a grant of specific performance to consummate the Closing.

9.12 Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective boards of directors at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.13 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, by action taken or authorized by their respective boards of directors, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

9.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise) or to a separate agreement entered into in connection with this Agreement, no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Parent, Company, BMS or Merger Sub under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

BITFARMS LTD.

By:	/s/ Benjamin Gagnon
Name:	Benjamin Gagnon
Title:	Chief Executive Officer

BACKBONE MINING SOLUTIONS LLC

By:	/s/ Jeffrey Lucas
Name:	Jeffrey Lucas
Title:	President and Chief Financial Officer

HPC & AI MEGACORP, INC.

By:	/s/ Patricia Osorio
Name:	Patricia Osorio
Title:	Director & Corporate Secretary

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer & Chairman

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all entities under common control with any Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in Toronto, Ontario, Canada, the State of New York or the State of Delaware are authorized or obligated to be closed.

“B&M Note” means that certain Promissory Note, dated as of March 28, 2023, between Stronghold Digital Mining Holdings, LLC, a Delaware limited liability company, and Bruce-Merrilees Electric Co.

“Canadian Securities Laws” means the securities Laws of each province and territory of Canada and the respective rules, regulations, instruments, blanket orders and blanket rulings and published policies, policy statements and notices of the Canadian Securities Regulators made thereunder.

“Canadian Securities Regulators” means the securities commission or other similar regulatory authority of each province and territory of Canada.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company ATM Agreement” means that certain at-the-market offering agreement, dated May 23, 2023, by and between the Company and H.C. Wainwright & Co., LLC.

“Company Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company.

“Company Class V Common Stock” means the Class V common stock, par value $0.0001 per share, of the Company.

“Company Common Stock” means the Company Class A Common Stock and the Company Class V Common Stock.

“Company Credit Agreement” means that certain Credit Agreement, dated as of October 27, 2022 (as amended by the First Amendment to Credit Agreement, dated as of February 6, 2023, the Second Amendment to Credit Agreement, dated as of March 28, 2023, and the Third Amendment to Credit Agreement, dated as of February 15, 2024), by and among Company Holdco, as borrower, the Company, Whitehawk Capital Partners LP, as administrative agent and collateral agent, and the other parties and lenders party thereto from time to time.

“Company Equity Plans” means (i) the Company Omnibus Incentive Plan and (ii) the Company Amended and Restated 2021 Long Term Incentive Plan.

“Company Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization, Standing and Power), Section 4.3(a) and (b)(i) (Authority; No Violations; Consents and Approvals), Section 4.21 (Opinion of Financial Advisor), Section 4.22 (Brokers) and Section 4.23 (Takeover Laws).

“Company Holdco” means Stronghold Digital Mining Holdings LLC, a Delaware limited liability company.

“Company Holdco LLC Agreement” means that certain Fifth Amended and Restated Limited Liability Company Agreement of Company Holdco.

“Company Holdco Units” means those certain Common Units, as defined in the Company Holdco LLC Agreement.

“Company Material Adverse Effect” means any fact, circumstance, effect, change, event or development that has had or is reasonably expected to have a material adverse effect on (a) the financial condition, business, assets and liabilities, or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of such Person and its Subsidiaries to consummate the Transactions; provided, however, that no effect (by itself or when aggregated or taken together with any and all other effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iii) conditions (or changes in such conditions) in the currency, Bitcoin mining, cryptocurrency, electricity, power or natural gas industry (including changes in cryptocurrency prices, commodity prices, general market prices and regulatory changes affecting the industry); (iv) political conditions (or changes in such conditions) or acts of war (whether or not declared), sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (v) epidemics, pandemics, earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters; (vi) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, (vii) any actions taken or failure to take action, in each case, to which Parent or the Company, as applicable, has expressly requested in writing after the date hereof; (viii) the taking of any action expressly permitted or required by this Agreement; (ix) the failure to take any action expressly prohibited by this Agreement; (x) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), in each case after the date hereof; (xi) any changes in such Person’s stock price or the trading volume of such Person’s stock, or any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or is reasonably expected to be, a Company Material Adverse Effect); or (xii) any Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, BMS, Merger Sub or any of their directors or officers, after the date hereof and arising out of the Merger, the Exchanges or the Conversion; provided that to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in any of the foregoing clauses (i) through (v) and (x) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other Persons that conduct business in the industries in which such Person and its Subsidiaries conduct business, such adverse effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or is reasonably expected to occur solely to the extent they are disproportionate.

“Company Option” means any outstanding option to purchase Company Class A Common Stock that was issued under a Company Equity Plan.

“Company RSUs” mean any restricted stock units and deferred restricted stock units granted under a Company Equity Plan.

“Company Series C CoD” means the Certificate of Designations of the Company Series C Preferred Stock.

“Company Series C Preferred Stock” means the Series C Convertible Preferred Stock of the Company, par value $0.0001 per share.

“Company Series D Preferred Stock” means the Series D Convertible Preferred Stock of the Company, par value $0.0001 per share.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL and the Organizational Documents of the Company.

“Company Termination Fee” means $5,000,000, payable in cash and/or Bitcoin as elected by the Company.

“Company Warrants” means (i) those certain Stock Purchase Warrants, dated as of June 30, 2021, March 28, 2022, August 3, 2022 and October 27, 2022, respectively, by and between the Company and WhiteHawk Finance LLC; (ii) that certain Amended and Restated Class A Common Stock Warrant, dated as of May 15, 2022, amended as of August 16, 2022, by and between the Company and Parallaxes Capital Opportunity Fund IV, L.P.; (iii) that certain Common Stock Purchase Warrant, dated as of September 19, 2022, as amended as of April 20, 2023 and December 22, 2023, by and between the Company and Armistice Capital Master Fund Ltd.; (iv) that certain Pre-funded Common Stock Purchase Warrant, dated as of April 21, 2023, as amended as of December 22, 2023, by and between the Company and Armistice Capital Master Fund Ltd.; (v) that certain Pre-funded Common Stock Purchase Warrant, dated as of December 22, 2023, by and between the Company and Armistice Capital Master Fund Ltd.; (vi) that certain Common Stock Purchase Warrant, dated as of June 22, 2024, by and between the Company and Armistice Capital Master Fund Ltd.; (vii) that certain Series A Preferred Stock Warrant, dated as of April 1, 2021, by and between Company, B. Riley Securities, Inc. and American Stock Transfer & Trust Company, LLC; (viii) that certain Series B Preferred Stock Warrant, dated as of May 14, 2021, by and between Company, B. Riley Securities, Inc. and American Stock Transfer & Trust Company, LLC; (ix) that certain Common Stock Purchase Warrant, dated as of October 21, 2023, as amended as of January 29, 2024, by and between the Company and Gregory A. Beard; and (x) that certain Common Stock Purchase Warrant, dated as if September 19, 2022, as amended as of April 20, 2023 and January 29, 2024, by and between the Company and Gregory A. Beard.

“Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 15% or more of the Company’s and its Subsidiaries’ assets (by fair market value), or generated 15% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of the Company’s equity interests or any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 15% or more of the Company’s and its Subsidiaries’ assets (by fair market value), or generated 15% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permission, waiver or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, right of first offer, purchase options, right of way, easements, encroachments, defects in title or other burdens, options or encumbrances of any kind or any other adverse rights or interests or claims of a similar nature in or on any asset, property or equity interests.

“Environmental Laws” means any and all applicable Laws pertaining to pollution or protection of the environment, natural resource damages or Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934.

“FERC” means the Federal Energy Regulatory Commission.

“Governmental Entity” means (a) any multinational or supranational body exercising legislative, judicial or regulatory powers, (b) any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (c) any federal, state, local, municipal, foreign or other government, governmental, regulatory or administrative division, department, agency, commission or other governmental authority or instrumentality, legislature, court or judicial or arbitral body, or (d) quasi-governmental, professional association or organization or private body exercising any executive, legislative, judicial, regulatory, taxing or other governmental functions or any stock exchange or self-regulatory organization, including PJM.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, substance, waste, pollutant, or contaminant that is defined or listed as hazardous, toxic, a pollutant, a contaminant or words of similar import or that could otherwise form the basis of liability under any Environmental Law; and (b) any petroleum, petroleum by-products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), asbestos containing materials, whether in a friable or non-friable condition, polychlorinated biphenyls, urea formaldehyde or radon.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means, in any jurisdiction, any and all intellectual property, including (a) patents, patent applications and all related divisionals, continuations, continuations-in-part, reissues, extensions, substitutions and reexaminations, (b) trademarks, service marks, trade names, domain names and trade dress, and all registrations and applications for registration of the foregoing, together with the goodwill symbolized by any of the foregoing, (c) copyrights and copyrightable subject matter (whether registered or unregistered), and all registrations and applications for registration of the foregoing, (d) rights in software and (e) trade secrets and other confidential or proprietary know-how, information, ideas, inventions, processes, formulae, models, data and methodologies.

“Intervening Event” means any event, development or change in circumstances that was not known to the Company Board, or if known, the consequences of which were not reasonably foreseeable as of the date of this Agreement, which event, change or development, or any consequence thereof, becomes known to the Company Board prior to obtaining the Company Stockholder Approval; provided that in no event shall the receipt, existence or terms of a Competing Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

“IT Systems” means computers, computer software, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology infrastructure, and all associated documentation used by the Company or its Subsidiaries in the operation of their respective businesses.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed on Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed on Schedule 1.1 of the Parent Disclosure Letter, in each case, after reasonable investigation and inquiry by each such individual.

“Law” means any law (including common law), statute, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Merger Consideration Value” means an amount in cash equal to the product of (a) the Exchange Ratio and (b) the volume-weighted average price of a Parent Common Share on the Nasdaq for the five (5) consecutive trading day period ending on the trading day immediately preceding (but not including) the Closing Date (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company).

“NASDAQ” means the National Association of Securities Dealers Automated Quotations.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent, BMS and Merger Sub, and (b) when used with respect to Parent, BMS or Merger Sub, the Company.

“Panther Creek Plant” means the 80 MW coal refuse burning electric power generation facility located on a 33-acre site in the Borough of Nesquehoning, Carbon County, Pennsylvania.

“Panther Creek Project Company” means Panther Creek Power Operating, LLC, a Delaware limited liability company.

“Parent ATM Agreement” means that certain at-the-market offering agreement, dated March 8, 2024, by and between Parent and H.C. Wainwright & Co., LLC.

“Parent Equity Plan” means the Parent Long-Term Incentive Plan dated effective April 16, 2024.

“Parent Fundamental Representations” means Section 5.1 (Organization, Standing and Power), Section 5.3(a) and (b)(i) (Authority; No Violations; Consents and Approvals) and Section 5.20 (Brokers).

“Parent Material Adverse Effect” means any fact, circumstance, effect, change, event or development that has had or is reasonably expected to have a material adverse effect on (a) the financial condition, business, assets and liabilities, or results of operations of Parent and its Subsidiaries, taken as a whole, or (b) the ability of such Person and its Subsidiaries to consummate the Transactions; provided, however, that no effect (by itself or when aggregated or taken together with any and all other effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Parent Material Adverse Effect,” and no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Parent Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iii) conditions (or changes in such conditions) in the currency, Bitcoin mining, cryptocurrency, electricity, power or natural gas industry (including changes in cryptocurrency prices, commodity prices, general market prices and regulatory changes affecting the industry); (iv) political conditions (or changes in such conditions) or acts of war (whether or not declared), sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (v) epidemics, pandemics, earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters; (vi) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, (vii) any actions taken or failure to take action, in each case, to which Parent or the Company, as applicable, has expressly requested in writing after the date hereof; (viii) the taking of any action expressly permitted or required by this Agreement; (ix) the failure to take any action expressly prohibited by this Agreement; (x) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), in each case after the date hereof; (xi) any changes in such Person’s stock price or the trading volume of such Person’s stock, or any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or is reasonably expected to be, a Parent Material Adverse Effect); or (xii) any Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, BMS, Merger Sub or any of their directors or officers, after the date hereof and arising out of the Merger, the Exchanges or the Conversion; provided that to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in any of the foregoing clauses (i) through (v) and (x) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other Persons that conduct business in the industries in which such Person and its Subsidiaries conduct business, such adverse effects (if any) shall be taken into account when determining whether a “Parent Material Adverse Effect” has occurred or is reasonably expected to occur solely to the extent they are disproportionate.

“Parent Options” means any outstanding stock options to purchase Parent Common Shares issued under the Parent Equity Plan.

“Parent Plans” means all of the material Employee Benefit Plans sponsored, maintained, or contributed to by the Parent as of the date hereof.

“Parent RSUs” means any restricted share units and deferred restricted share units granted under the Parent Equity Plan.

“Parent Termination Fee” means $12,500,000, payable in cash and/or Bitcoin as elected by Parent.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a) solely to the extent waived by beneficiaries thereof prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, organizational documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar liens arising in the ordinary course of business for amounts not yet delinquent;

(c) Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, if delinquent, that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP;

(d) such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, have expressly waived in writing;

(e) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness (including, without limitation, Indebtedness under the Company Credit Agreement) that will be paid off in connection with Closing);

(f) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business;

(g) building, zoning or other land use Laws to which the applicable real property is subject that are imposed or promulgated by any Governmental Entity and that are not materially violated by an existing improvement on such real property and do not materially and adversely interfere with the use thereof as presently used in the ordinary course;

(h) With respect to real property and without limiting the foregoing:

(A) any easements, rights of way, restrictions, restrictive covenants, encroachments, protrusions and other similar charges or encumbrances, defects and other irregularities in title that do not, and would not reasonably be expected to, materially impair the current use or occupancy of the real property;

(B) with respect to any real property that is occupied by a Party or its Subsidiaries pursuant to a lease, sublease, license or similar occupancy arrangement, any Encumbrance created by the applicable fee owner of such real property (provided that such fee owner is neither such Party nor any Subsidiary thereof) affecting solely such fee owner’s interest in such real property; and

(C) any Encumbrance disclosed on any survey or any title insurance commitment, report or policy as a specific exception from coverage, provided that (1) such survey or title insurance commitment, report or policy is disclosed on Schedule 1.2 of the Company Disclosure Letter and has been made available (including any applicable underlying documents referenced therein) to the other Parties prior to the date of this Agreement and (2) such Encumbrance would not reasonably be expected to materially interfere, either individually or in the aggregate, with the conduct of the respective businesses of the Company and its Subsidiaries in the ordinary course.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“PJM” means PJM Interconnection, L.L.C., a Delaware limited liability company, or any successor entity performing similar functions.

“PJM Manual 14D” means PJM Manual 14D: Generator Operational Requirements, as may be revised by PJM from time to time.

“PJM Tariff” means the PJM Open Access Transmission Tariff as accepted for filing by FERC.

“Proceeding” means any actual or threatened claim (including a claim or notice of a violation of applicable Law), action, audit, litigation, suit, proceeding, demand, investigation, summons, subpoena, hearing, complaint, petition, grievance, citation, arbitration or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, action, audit, litigation, suit, proceeding, demand, investigation, summons, subpoena, hearing, complaint, petition, grievance, citation, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“PUHCA” means the Public Utility Holding Company Act of 2005, as amended.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing of Hazardous Materials into the indoor or outdoor environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Restricted Person” means any person or entity identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred Parties List.

“Sanctioned Person” means any Person that is the target of any Sanctions, including, without limitation, (a) any Person listed on any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, or the United Nations Security Council; (b) any Person listed on any Sanctions-related list maintained by the Government of Canada, including the Consolidated Canadian Autonomous Sanctions List and List of Terrorist Entities; (c) the Government of Venezuela or any Person that is located, organized, or resident in a Sanctioned Territory; (d) any Person otherwise subject to Sanctions; or (e) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a)-(d).

“Sanctioned Territory” means, at any time, a country or territory that is itself the subject or target of any comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, Luhansk, Kherson, or Zaporizhzhia regions of Ukraine).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by relevant Governmental Entities, including, but not limited to OFAC, the U.S. Department of State, Global Affairs Canada or Public Safety Canada.

“Scrubgrass Plant” means the 85 MW coal refuse burning electric power generation facility located on a 670-acre site in Scrubgrass Township, Venango County, Pennsylvania.

“Scrubgrass Project Company” means Scrubgrass Reclamation Company, L.P., a Delaware limited liability company.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval + maintained by the Canadian Securities Regulators.

“Specified Debt Agreements” means (i) that certain Master Equipment Financing Agreement, dated as of June 25, 2021, by and between Stronghold Digital Mining LLC, a Delaware limited liability company, and NYDIG ABL LLC, a Delaware limited liability company and (ii) that certain Master Equipment Financing Agreement, dated as of December 15, 2021, by and between Stronghold Digital Mining BT, LLC, a Delaware limited liability company, and NYDIG ABL LLC, a Delaware limited liability company, each as amended, restated, amended and restated, supplemented, refinanced or otherwise modified from time to time.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Superior Proposal” means a bona fide written Competing Proposal submitted to the Company after the date hereof by any Person or group (other than Parent or any of its Affiliates) that in the good faith determination of the Company Board or any committee thereof, after consultation with its financial advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable to the Company’s stockholders than the Transactions. For purposes of the reference to a “Competing Proposal” in this definition, all references to “15%” in the definition of “Competing Proposal” will be deemed to refer to “50%.”

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax” or “Taxes” means any taxes, assessments, and other governmental charges in the nature of a tax imposed by any Governmental Entity, including income, profits, gross receipts, employment, stamp, occupation, premium, alternative or add-on minimum, ad valorem, property, transfer, value added, sales, use, customs, duties, capital stock, franchise, excise, withholding, social security (or similar), unemployment, disability, payroll, windfall profit, severance, production, estimated or other tax, duty or assessment in the nature of a tax imposed by a Governmental Entity, including any interest, penalty or addition thereto.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement entered into between the Company, Q Power LLC and an agent named by Q Power LLC, dated April 1, 2021, as amended by that certain Joinder to Tax Receivable Agreement effective as of November 9, 2022, whereby William Spence became a party thereto.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed or required to be filed with any Taxing Authority.

“Taxing Authority” means the U.S. Internal Revenue Service and any other Governmental Entity responsible for the imposition, administration or collection of Taxes.

“Transactions” means the Merger and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“TSX” means the Toronto Stock Exchange.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Willful and Material Breach” means a material breach (or the committing of a material breach) of this Agreement that is a consequence of a purposeful act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) may constitute a material breach of this Agreement.

Annex B

Form of Certificate of Merger

CERTIFICATE OF MERGER

of

HPC & AI MEGACORP, INC.
(a Delaware corporation)

with and into

Stronghold Digital Mining, Inc.
(a Delaware corporation)

(Under Section 251 of the General Corporation Law of the State of Delaware)

Dated:[●], 2024

Pursuant to Section 251(c) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), Stronghold Digital Mining, Inc., a Delaware corporation (the “Company”), in connection with the merger of HPC & AI Megacorp, Inc., a Delaware corporation (“Merger Sub”), with and into the Company (the “Merger”), does hereby certify:

FIRST: The name, jurisdiction of organization, state of domicile and type of entity of each of the constituent entities to the Merger are as follows:

Name	Jurisdiction of Organization and State of Domicile	Type of Entity
HPC & AI Megacorp, Inc.	Delaware	Corporation
Stronghold Digital Mining, Inc.	Delaware	Corporation

SECOND: An Agreement and Plan of Merger by and among Bitfarms Ltd., Backbone Mining Solutions LLC, Merger Sub and the Company, dated as of August 21, 2024 (the “Merger Agreement”), has been approved, adopted, executed and acknowledged by each constituent entity with respect to the Merger in accordance with Section 251 of the DGCL.

THIRD: Upon the effectiveness of the Merger the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Entity”). The name of the Surviving Entity shall be “Stronghold Digital Mining, Inc.”

FOURTH: Upon the effectiveness of the Merger, the certificate of incorporation of the Surviving Entity shall be amended and restated in its entirety in the form attached hereto as Exhibit A.

FIFTH: An executed copy of the Merger Agreement is on file at the office of the Surviving Entity at 850 New Burton Road, Suite 201, County of Kent, Dover, DE 19904.

SIXTH: An executed copy of the Merger Agreement will be furnished by the Surviving Entity on request, without cost, to any stockholder of the constituent corporations.

SEVENTH: The Merger shall become effective upon the filing of this Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Certificate of Merger to be duly executed as of the date first written above.

Stronghold Digital Mining, Inc.

By:
Name:
Title:

[Signature Page to the Certificate of Merger]

EXHIBIT A

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

Stronghold Digital Mining, Inc.

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

Stronghold Digital Mining, Inc.

ARTICLE I

The name of the corporation is Stronghold Digital Mining, Inc. (the “Corporation”).

ARTICLE II

The address of the registered office of the corporation in the State of Delaware is 850 New Burton Road, Suite 201, County of Kent, Dover DE, 19904. The name of the Corporation’s registered agent at that address is Cogeny Global Inc.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (as amended from time to time, the “GCL”).

ARTICLE IV

The total number of shares of stock which the Corporation has authority to issue is One Thousand (1,000) shares, all of which shall be Common Stock, $ 0.01 par value per share.

ARTICLE V

The Board of Directors of the Corporation shall have the power to adopt, amend or repeal Bylaws of the Corporation.

ARTICLE VI

Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VII

To the fullest extent permitted by law, no director or Officer (as defined below) shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or Officer, except for liability of: (i) a director or Officer for any breach of the director’s or Officer’s duty of loyalty to the Corporation or its stockholders; (ii) a director or Officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director under Section 174 of the GCL; or (iv) a director or Officer for any transaction from which the director or Officer derived an improper personal benefit or (v) an Officer in any action by or in the right of the Corporation. Any amendment, repeal or elimination of this Article VII shall not affect its application with respect to an act or omission by a director or Officer occurring before such amendment, repeal or elimination. All references in this Article VII to an “Officer” shall mean only a person who, at the time of an act or omission as to which liability is asserted, falls within the meaning of the term “officer,” as defined in Section 102(b)(7) of the GCL.

ARTICLE VIII

Each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or any of its subsidiaries or is or was serving at the request of the Corporation or any of its subsidiaries as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity (a “Covered Person”), shall be indemnified and held harmless by the Corporation to the fullest extent authorized or permitted by applicable law, as the same exists or may hereafter be amended, against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred by such Covered Person in connection with such proceeding, and such right to indemnification shall continue as to a person who has ceased to be a director or officer; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall indemnify a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred by this Article VIII shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any such proceeding in advance of its final disposition.

The rights conferred on any Covered Person by this Article VIII shall not be exclusive of any other rights which any Covered Person may have or hereafter acquire under law, this Certificate of Incorporation, the Bylaws of the Corporation, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of this Article VIII by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article VIII, will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

This Article VIII shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than Covered Persons.

ARTICLE IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

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